Exhibit 99.1

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR RELATING TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SATELLOS BIOSCIENCE INC.

to be held on Wednesday, June 17, 2026

DATED MAY 14, 2026

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult your financial, legal, tax or other professional advisor.

May 14, 2026

Dear Shareholders:

You are invited to attend the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Satellos Bioscience Inc. (“Satellos” or the “Company”) to be held virtually on Wednesday, June 17, 2026, at 1:00 p.m. (Toronto time) via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to attend, ask questions, and vote at the Meeting online. Guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, will be able to listen to the live stream of the Meeting, but will not be able to vote or ask questions at the Meeting. For Shareholders who will not be attending, appointment of a proxyholder and voting may be completed at www.investorvote.com.

The Meeting is being held to receive the audited consolidated financial statements of Satellos for the year ended December 31, 2025, to elect the board of directors of Satellos (the “Board”), and appoint the auditors of the Company for the ensuing year. The Management Information Circular provides additional information relating to the proxies and the matters to be dealt with at the Meeting. Shareholders should access and review all of the information in the Management Information Circular before voting.

Recommendation:

The Board believes that passing the resolutions contained in the Notice of Meeting is in the best interests of the Company and the Shareholders and therefore recommends that you vote in favour of each resolution in advance of the Meeting, as each of the Company’s directors intend to do in respect of their shareholdings.

Yours truly,

(signed) “Frank Gleeson”

Frank Gleeson

President and Chief Executive Officer Satellos Bioscience Inc.

SATELLOS BIOSCIENCE INC.

NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 17, 2026

TO: The Shareholders of Satellos Bioscience Inc.

TAKE NOTICE that the annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Shares”) of Satellos Bioscience Inc. (“Satellos” or the “Company”) will be held virtually on Wednesday, June 17, 2026, at 1:00 p.m. (Toronto time) for the following purposes:

1.	to receive the consolidated financial statements of Satellos for the year ended December 31, 2025, together with the notes thereto and the auditors’ report thereon;

2.	to elect the board of directors of Satellos (the “Board”) to hold office until the next annual meeting of the Shareholders or until their successors are elected or appointed;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Toronto, Ontario as auditors of Satellos for the ensuing year, at a remuneration to be fixed by the Board; and

4.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the Information Circular accompanying this Notice of an Annual Meeting of Shareholders (this “Notice”). Only Shareholders of record at the close of business on May 12, 2026 are entitled to notice of and to vote at the Meeting or any adjournment(s) or postponement thereof.

If you are a non-registered shareholder of the Company and received these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.

IMPORTANT

The Meeting will be held in a virtual only format.

Registered Shareholders and duly appointed proxyholders can attend the Meeting via webcast online at //meetnow.global/MUXJ6VU to participate, vote, or submit questions during the Meeting’s live webcast. Non-registered Shareholders (being those who beneficially own Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but will not be able to vote or ask questions at the Meeting.

Please read the enclosed Information Circular and the Instrument of Proxy which accompanies this Notice, and then complete, sign, date and deliver the Instrument of Proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to Satellos’ transfer agent, Computershare Investor Services Inc. (“Computershare”), either in person, by mail or courier, to 320 Bay Street, Toronto ON M5H 4A6, or via the internet at www.investorvote.com, by 1:00 p.m. (Toronto time), on June 15, 2026, or at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy.

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Non-registered Shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

A Shareholder who wishes to appoint a person other than the proxyholder nominees identified on the Instrument of Proxy or voting instruction form (including a non-registered Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the Information Circular and on their Instrument of Proxy or voting instruction form accompanying this Notice. These instructions include the additional step of registering such proxyholder with Computershare after submitting an Instrument of Proxy or voting instruction form. Failure to register will result in the proxyholder not receiving an invite code, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without an invite code, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered Shareholders located in the United States must also provide Computershare with a duly completed legal proxy by email to uslegalproxy@computershare.com, or by courier to Computershare Investor Services Inc., 320 Bay Street, Toronto ON M5H 4A6, if they wish to vote at the Meeting or appoint a third-party as their proxyholder.

Satellos has provided an electronic link and dial-in number to the Meeting so that Shareholders or proxyholders can participate in the live Meeting. Although Shareholders may attend the live Meeting by electronic means, they are strongly encouraged to vote by proxy, in the manner described above.

DATED at Toronto, Ontario this 14th day of May, 2026.

SATELLOS BIOSCIENCE INC.

(signed) “Frank Gleeson”

__________________________________

Frank Gleeson

President and Chief Executive Officer

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SATELLOS BIOSCIENCE INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, JUNE 17, 2026

MANAGEMENT INFORMATION CIRCULAR

GENERAL

This management information circular (the “Information Circular”) is furnished to holders (“Shareholders”) of common shares (“Shares”) of Satellos Bioscience Inc. (the “Company” or “Satellos”) in connection with the solicitation of proxies and voting instruction forms by the management of the Company for use at the annual general meeting (the “Meeting”) of Shareholders to be held virtually on Wednesday, June 17, 2026, at 1:00 p.m. (Toronto time), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of annual meeting (the “Notice of Meeting”). Shareholders will not be able to attend the Meeting in person.

The information contained herein is given as of May 14, 2026, except where otherwise indicated. Enclosed herewith is an Instrument of Proxy for use at the Meeting. Each Shareholder who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

If you hold Shares through a broker, investment dealer, bank, trust company, clearing agency, trustee, agent, nominee or other intermediary (each, an “Intermediary”), you should contact your Intermediary for instructions and assistance in voting the Shares that you beneficially own.

All references to Shares herein refer to such Shares following the share consolidation which occurred on January 27, 2026 on the basis of one post-consolidation Share for every 12 pre-consolidation Shares (the “Consolidation”). Unless otherwise noted, such Shares are presented on a post-Consolidation basis.

The Company is a “foreign private issuer” pursuant to applicable U.S. securities laws and is therefore exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). Accordingly, this Information Circular has been prepared in compliance with Canadian securities law and regulations. In addition, as a foreign private issuer, the Company is permitted to follow home country practice instead of certain governance requirements set out in the rules of the Nasdaq Stock Market (“Nasdaq”), provided that it discloses any significant differences between its governance practices and those required by Nasdaq. Further information regarding those differences is available on the Company’s website at ir.satellos.com under “Investors/Governance/Governance Documents/Nasdaq Statement of Governance Differences.”

INFORMATION CONCERNING FORWARD–LOOKING STATEMENTS

Certain statements contained in this Information Circular, the Appendices attached hereto and in the documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “expect”, “may”, “will”, “potential”, “target”, “intend”, “could”, “can”, “goals”, “should”, “believe”, “likely”, “is designed to” and similar expressions.

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By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Satellos believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct. Thus, forward-looking statements included in this Information Circular, the Appendices and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Information Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	general business, economic, competitive, political and social uncertainties; and

•	competition for, among other things, capital and skilled personnel.

The forward-looking statements contained in this Information Circular speak only as of the date of this Information Circular. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Satellos assumes no obligation to update these forward-looking statements except as may otherwise be required pursuant to applicable laws.

CURRENCY

In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in US dollars, and all references to “$” and “dollars” are to US dollars.

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting and any adjournment or postponement thereof. The Meeting will be held in virtual only format, which will be conducted via live audio webcast at //meetnow.global/MUXJ6VU. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

This solicitation is made on behalf of the management of the Company. The costs incurred in the preparation of both the Instrument of Proxy and this Information Circular will be borne by the Company. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication by directors, officers, employees or agents of the Company who will not be directly compensated therefor. Any third-party costs thereof will be borne by the Company.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), this Information Circular and the Instrument of Proxy have been sent by the Company to its registered Shareholders of record registered as of the close of business on May 12, 2026 (Shareholders holding a paper share certificate or Direct Registration Statement registered in their name) and the Company has also sent such proxy-related materials directly to those unregistered (beneficial) Shareholders that have consented to the release of their addresses to the Company (“NOBOs”).

The Company also intends to pay for Intermediaries to deliver proxy-related materials or Form 54-101F7 –Request for Voting Instructions Made by Intermediary to the beneficial shareholders that have refused to release their addresses to the Company (“OBOs”).

The OBOs and NOBOs are herein collectively referred to as the “Non-Registered Shareholders”. See also “Proxy Related Information – Advice for Non-Registered Shareholders” in this Information Circular.

The Company will not be providing the Notice of Meeting, the Information Circular or the form of proxy to registered Shareholders or Non-Registered Shareholders through the use of notice-and-access, as such term is defined in NI 54-101.

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PROXY RELATED INFORMATION

Appointment and Revocation of Proxies

The persons named in the accompanying Instrument of Proxy, Elizabeth Williams, or failing her, Frank Gleeson, or failing him, Geoff MacKay (the “Management Nominees”), have been selected by the board of directors of the Company (the “Board”), and have indicated their willingness, to represent Shareholders who appoint them as their proxy for the Meeting.

The Management Nominees named in the accompanying Instrument of Proxy are directors and/or officers of the Company. A Shareholder has the right to designate a person (who need not be a Shareholder) other than the Management Nominees to represent him, her, they or it at the Meeting. Such right may be exercised by striking out the names of the specified persons and inserting in the space provided for that purpose on the enclosed Instrument of Proxy the name of the person to be designated or by completing another proper Instrument of Proxy. Such Shareholder should notify the nominee of the appointment, obtain his, her or their consent to act as proxy and should provide instructions on how the Shares held by the Shareholder are to be voted. In any case, an Instrument of Proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the Instrument of Proxy.

Shareholders who wish to appoint a third-party proxyholder, someone other than the Management Nominees, to attend the Meeting as their proxy and vote their Shares MUST submit their Instrument of Proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder, as described below. Registering the proxyholder is an additional step that must be completed AFTER the Instrument of Proxy or voting instruction form has been submitted. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code, which is used as their online sign-in credentials and is required for them to vote at the Meeting.

•	Step 1 – Submit Instrument of Proxy or voting instruction form. Registered Shareholders unable to attend the Meeting are requested to complete, sign and date the accompanying Instrument of Proxy, and to return it, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), either in person, by mail or courier, 320 Bay Street, Toronto ON M5H 4A6, or via the internet at www.investorvote.com. This must be completed before registering the proxyholder to attend the Meeting online, which is an additional step completed once the Instrument of Proxy or voting instruction form is submitted.

Non-Registered Shareholders who receive the proxy through an Intermediary must deliver the proxy in accordance with the instructions given by such Intermediary.

To be effective, proxies must be received by Computershare not later than by 1:00 p.m. (Toronto time) on June 15, 2026, or at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting or any adjournment or postponement thereof.

•	Step 2 - Register your proxyholder: To register a third-party proxyholder, Shareholders MUST visit http://www.computershare.com/Satellos by 1:00 p.m. (Toronto time) on June 15, 2026, or at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting or any adjournment or postponement thereof, and provide Computershare with their proxyholder’s contact information, including email address, so that Computershare may provide the proxyholder with an Invite Code by email.

Without an Invite Code, proxyholders will not be able to vote or ask questions at the Meeting.

They will only be able to attend the Meeting online as a guest.

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The Company may refuse to recognize any Instrument of Proxy deposited in writing or by the internet received later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Ontario) prior to the Meeting or any adjournment or postponement thereof.

A Shareholder who has submitted an Instrument of Proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such securityholder or by his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by a director, officer or attorney thereof duly authorized, and deposited at the above mentioned office of Computershare, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the applicable Meeting, or any adjournment thereof, or with the Chairman of the Meeting, as applicable, on the day of the Meeting or any adjournment thereof.

A Shareholder who has submitted an Instrument of Proxy, attends the live Meeting via webcast, and who has accepted the terms and conditions when entering the Meeting online, will be provided the opportunity to vote online by ballot and the votes previously submitted via proxy will be disregarded. See “Attending and Voting at the Virtual Meeting” below.

Signature of Proxy

The applicable form of proxy must be executed by the registered Shareholder, as applicable, or by his or her attorney authorized in writing, or if the Shareholder is a corporation, the applicable Instrument of Proxy should be signed in its corporate name under its corporate seal (if required) by an authorized director or officer whose title should be indicated. An Instrument of Proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Satellos).

Exercise of Discretion by Proxy Holders

All Shares represented at the Meeting by properly executed Instruments of Proxy will be voted. Where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the securities represented by the proxy will be voted in accordance with such specification. In the absence of such specification, such securities will be voted in favour of each applicable resolution as set forth in the Notice of Meeting and in this Information Circular.

The enclosed Instruments of Proxy confer discretionary authority upon the persons named therein, including the Management Nominees, with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. If any such amendment, variation or other matter should come before the Meeting, it is the intention of the persons named in the enclosed Instrument of Proxy to vote such proxies in accordance with their best judgment, unless the Shareholder has specified to the contrary or that Shares are to be withheld from voting. At the time of printing of this Information Circular, management of Satellos knows of no such amendment, variation or other matter.

Advice for Non-Registered Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Non-Registered Shareholders are advised that only proxies from Shareholders of record can be recognized and voted upon at the Meeting. If Shares are listed in an account statement provided to Shareholders by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of Satellos. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting.

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Voting by Non-Registered Shareholders

Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers and their nominees are prohibited from voting Shares for their clients. The directors and officers of the Company do not know for whose benefit the Shares registered in the name of CDS & Co. are held, and directors and officers of the Company do not necessarily know for whose benefit the Shares registered in the name of any Intermediary are held.

Applicable regulatory policy requires brokers and other Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. Every broker and other Intermediary has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied by brokers and other Intermediaries to Non-Registered Shareholders may be very similar and, in some cases, identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Non-Registered Shareholder.

In Canada, the vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Non-Registered Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted. If you have any questions respecting the voting of Shares held through a broker or other Intermediary, please contact that broker or other Intermediary for assistance.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker. In addition, Non-Registered Shareholders are reminded that registering a Non-Registered Shareholder or third-party proxyholder online, as applicable, is an additional step to be completed after submitting the proxy authorization form if such persons are to receive an Invite Code and participate and vote at the Meeting.

If you have any questions respecting the voting of Shares held through a broker or other Intermediary, please contact that broker or other Intermediary for assistance. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record, unless specifically stated otherwise.

ATTENDING AND VOTING AT THE VIRTUAL MEETING

The Meeting will be held in a virtual only format, which will be conducted via live audio webcast. Registered Shareholders and duly appointed proxyholders will have an opportunity to attend, ask questions and vote at the Meeting online. Shareholders and proxyholders will not be able to physically attend the Meeting.

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Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online by ballot at the appropriate times. The 15-digit control number (“Control Number”) located on the Instrument of Proxy received by registered Shareholders is the Control Number for purposes of logging in to the Meeting online. Duly appointed proxyholders will receive, via email notification from Computershare, an Invite Code for purposes of logging in to the Meeting online. In order to participate in the Meeting online, registered Shareholders must have a valid Control Number and duly appointed proxyholders must have received an Invite Code. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because our transfer agent, Computershare, does not have a record of the Non-Registered Shareholders and, as a result, will have no knowledge of their shareholdings or entitlement to vote, unless Non-Registered Shareholders appoint themselves as proxyholder. Non-Registered Shareholders who wish to vote at the Meeting must (i) appoint themselves as proxyholder by inserting their name in the space provided for appointing a proxyholder on the voting instruction form and (ii) follow all of the applicable instructions, including the deadline, provided by their Intermediary. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online.

How to Attend the Meeting

Registered Shareholders and duly appointed proxyholders, including Non-Registered Shareholders who have duly appointed themselves as proxyholder, will be able to attend, ask questions and vote at the Meeting online at //meetnow.global/MUXJ6VU. It is recommended that Shareholders and duly appointed proxyholders log in one hour before the Meeting starts. To do so, please go to //meetnow.global/MUXJ6VU prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit Control Number or click on “Invitation” and enter your Invite Code, as applicable.

•	Registered Shareholders: Each registered Shareholder’s Control Number is located on the Instrument of Proxy sent to that registered Shareholder.

•	Duly appointed proxyholders: Computershare will provide the proxyholder with an Invite Code after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment and Revocation of Proxies” above.

Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder, can listen to the live Meeting. However, Guests are not able to vote or ask questions at the Meeting. Log in online at //meetnow.global/MUXJ6VU, select “Guest”, and then complete the online registration form.

It is important that attendees at the Meeting remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is the responsibility of Shareholders and duly appointed proxyholders attending the Meeting to ensure that they remain connected. The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser).

Please allow ample time to check-in to the Meeting online. Online check-in will begin a half hour prior to the Meeting and the Meeting will begin promptly at 1:00 p.m. (Toronto time) on June 17, 2026, unless otherwise adjourned or postponed.

United States beneficial Shareholders: To attend and vote at the Meeting, you must first obtain a valid Legal Form of Proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker or bank included with the proxy materials or contact your broker or bank to request a Legal Form of Proxy. After first obtaining a valid Legal Form of Proxy from your broker, bank or other agent, you must submit a copy of your Legal Form of Proxy to Computershare in order to register to attend the Meeting. Requests for registration should be sent to Computershare, either in person, by mail or courier, to 320 Bay Street, Toronto ON M5H 4A6 or by email to USLegalProxy@computershare.com.

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Requests for registration must be labeled as “Legal Proxy” and be received no later than 1:00 p.m. (Toronto time) on June 15, 2026. You will receive confirmation of your registration by email after we receive your registration materials. Following such confirmation, you may attend the Meeting at //meetnow.global/MUXJ6VU and vote your Shares during the Meeting. Please note that you MUST register your appointment at http://www.computershare.com/Satellos prior to the Meeting.

Voting in Advance of the Meeting

Registered Shareholders may also cast their vote by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the form provided. If you choose to vote by telephone or internet, your vote must also be cast no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time of the Meeting or any adjournment or postponement thereof.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon except as disclosed in this Information Circular under the heading “Matters to be Acted Upon at the Meeting – Election of Directors”.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Rights

The authorized share capital of the Company consists of an unlimited number of Shares without nominal or par value. As at the date of this Information Circular, 20,831,190 Shares are issued and outstanding. The holders of the Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of Satellos and each Share confers the right to one vote in person or by proxy at all meetings of the shareholders of Satellos. The holders of the Shares are entitled to receive such dividends as the Board may by resolution determine. The holders of Shares are entitled to receive the remaining property of Satellos in the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, or other distribution of assets of Satellos among its shareholders for the purpose of winding-up Satellos’ affairs. There are no pre-emptive or conversion rights.

Shareholders as of the Record Date (as defined below) are entitled to receive notice of and attend and vote at the Meeting.

Each Share carries the right to one vote on any matter properly coming before the Meeting or any adjournment or postponement thereof.

Record Date

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof is May 12, 2026 (the “Record Date”).

The Company will prepare or cause to be prepared a list of the Shareholders recorded as holders of Shares on its register of Shareholders as of the close of business on the Record Date, each of whom shall be entitled to vote the Shares shown opposite their name on the list at the Meeting or any adjournment or postponement thereof.

In addition, persons who are Non-Registered Shareholders as of the Record Date will be entitled to exercise their voting rights in accordance with the procedures established under NI 54-101. See “Advice for Non-Registered Shareholders” above.

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Quorum

As set forth in the by-laws of the Company, quorum is present at a meeting of Shareholders if at least two persons are present holding, or representing by proxy, not less than ten percent (10%) of the outstanding shares of the Company entitled to vote at that meeting.

Unless otherwise required by law or the constating documents of the Company, any matter coming before the Meeting or any adjournment or postponement thereof shall be decided by the majority of the votes duly cast in respect of the matter by Shareholders entitled to vote thereon.

Principal Holders of Shares

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Shares as at the date of this Information Circular.

MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting.

1.	Financial Statements

At the Meeting, the audited consolidated financial statements of the Company for the financial year ended December 31, 2025 and year ended December 31, 2024, together with the notes and auditors’ report thereon (the “Financial Statements”), will be presented. Shareholder approval of the Financial Statements is not required and no formal action will be taken at the Meeting to approve the Financial Statements.

In accordance with applicable laws, the Financial Statements have been delivered to Non-Registered Shareholders who have requested copies of the Financial Statements and to registered Shareholders who have not informed the Company in writing that they do not wish to receive copies of Financial Statements. The Financial Statements are available on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com under the Company’s profile.

2.	Election of Directors

The directors of the Company are elected annually. At the Meeting, Shareholders will be asked to elect the nine (9) nominees set forth in the table below as directors of the Company. Each of the nominees elected as a director of the Company will hold office until the next annual general meeting of Shareholders or until a successor is duly elected or appointed or their office is vacated earlier in accordance with the articles of amalgamation of the Company and the provisions of the Canada Business Corporations Act (the “CBCA”).

Each director nominee will be elected on an individual basis and not as a member of a slate. Management does not contemplate that any of such nominees will be unable to serve as directors.

In order for each director nominee to be elected, as required by the CBCA, a majority of the votes cast by Shareholders must be in favour of such director nominee.

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At Satellos’ annual general and special meeting of Shareholders held on May 14, 2024, the Shareholders approved a new advance notice by-law as By-Law No. 2 of the Company (the “Advance Notice By-Law”). The Advance Notice By-Law had previously been adopted by the Board on April 10, 2024. A copy of the Advance Notice By-Law can be found on SEDAR+ at www.sedarplus.com. Among other things, the requirements set out in the Advance Notice By-Law set a deadline by which Shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of Shareholders where directors are to be elected and furthermore sets forth the information that a Shareholder must include in the notice for it to be valid. Pursuant to the Advance Notice By-Law, for an annual Shareholders’ meeting, a Shareholder nominating a person for election to the Board must provide notice to the Company’s Chief Executive Officer not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be made not later than the tenth (10th) day following such public announcement For a special Shareholders’ meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), a Shareholder nominating a person for election to the Board must provide notice to the Company’s Chief Executive Officer not later than the fifteenth (15th) day following the date on which the first public announcement of the meeting’s date was made. The Advance Notice By-Law allows the Company to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Company will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. In addition, the Advance Notice By-Law also facilitates an orderly and efficient meeting process.

The following is a brief description of the nominees, including the name and province or state and country of residence of each of the nominees, the date each first became a director of Satellos, their principal occupation and the number of Shares beneficially owned, or controlled or directed, directly or indirectly, by each of the foregoing as of the date of this Information Circular. The information as to the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each nominee is based upon information furnished to Satellos by the nominees.

The Board believes the election of the below named nominees as directors of the Company is in the best interests of the Company and recommends that the Shareholders vote IN FAVOUR of electing the nominees. Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies in favour of the election of the nominees set forth in the table below as directors of the Company.

Name, Province and Country of Residence	Offices Held and Time as Director or Officer	Principal Occupation (for last 5 years)	Common Shares Beneficially Owned, Controlled or Directed
Frank Gleeson (Ontario, Canada)	Director since July 2012, Chief Executive Officer since March 2018, and President since April 2018	President and CEO, Satellos Bioscience Inc. (2018 to present)	331,365(1)
Franklin M. Berger (New York, USA)	Director since June 2023	Consultant (2012 to present)	681,333
Brian Bloom (Ontario, Canada)	Director since March 2018	Co-founder, Chairman and Chief Executive Officer, Bloom Burton & Co., Inc.; Chairman and CEO, Bloom Burton Securities Inc. (2008 to present)	1,133,400(2)
Stephanie Brown(4)(5) (Massachusetts, USA)	Director since November 2024	Consultant (2024 to present) President of North America, Santhera Pharmaceutical (2021 to 2024)	Nil

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Selwyn Ho(3)(5) (Windsor, UK)	Director since June 2025	Chief Executive Officer, Signadori Bio (2025 to present) Chief Executive Officer, Medigene AG (2022 to 2025) EVP & Chief Business Officer, Connect Biopharma (2021 to 2022)	Nil
Iris Loew-Friedrich(5) (Ratingen, Germany)	Director since June 2025	Self-Employed (2024 to present) Executive Vice-President, Chief Medical Officer, Head of Development, member of the Executive Committee, UCB S.A. / Schwarz Pharma AG (2008 to 2024)	Nil
Geoff MacKay(4) (Maine, USA)	Board Chair and Director since July 2018	CEO, Fable Therapeutics (2023 to present) Co-founder, Director, President & Chief Executive Officer, AVROBIO, Inc. (2015 to 2023)	21,201
Adam Mostafa(3)(4) (Massachusetts, USA)	Director since December 2021	Chief Financial Officer of Sitryx Pharmaceuticals (2025 to present) Chief Financial Officer of X4 Pharmaceuticals (2018 to 2025)	Nil
Mark Nawacki(3) (Québec, Canada)	Director since November 2025	President, Arlington Capital Holdings Inc. (2026 to present) President, Searchlight Pharma Inc. (2015 to 2026)	25,000(6)

Notes:

(1)	61,514 of these Shares are held through 6857990 Canada Inc., a company controlled by Frank Gleeson, and 269,851 of these Shares are held personally by Frank Gleeson.

(2)	501,833 of these Shares are held through Bloom Burton Development Corporation, an affiliated company of Bloom Burton and Co. Inc., of which Brian Bloom is co-founder, Chair and CEO, 508,334 of these Shares are held through Bloom Burton & Co. Inc., of which Brian Bloom is co-founder, Chair and CEO, 56,000 of these Shares are held through 2194655 Ontario Inc., a company controlled by Brian Bloom, and 67,233 of these Shares are held personally by Brian Bloom.

(3)	Current member of the audit committee of the Company (the “Audit Committee”).

(4)	Current member of the compensation committee of the Company (the “Compensation Committee”).

(5)	Current member of nominating and corporate governance committee of the Company (the “Corporate Governance Committee”).

(6)	15,000 of these Shares are held through Arlington Capital Holdings Inc., a company controlled by Mark Nawacki, and 10,000 of these Shares are held personally by Mark Nawacki.

The following is a brief profile of each nominee to the Board.

Frank Gleeson, Director, President and Chief Executive Officer

Mr. Gleeson has been a venture capitalist, executive and entrepreneur in the biotechnology field for over 30 years. During this time, he has been a key party to building more than 20 biomedical companies from breakthrough research or technologies. Mr. Gleeson has negotiated or facilitated numerous financing, funding and M&A transactions valued in excess of CA$750 million. In 2018, he co-founded Satellos with Dr. Rudnicki where, as CEO through the end of Q1 2026, he has raised CA$200 million, taken the company public on the TSX Venture Exchange (the “TSXV”), uplisted the Shares to the Toronto Stock Exchange (the “TSX”) (TSX: MSCL), cross-listed the Shares on the Nasdaq (NASDAQ: MSLE), built a team of 25 professionals, and directed the company into Phase 2 clinical development in Duchenne muscular dystrophy with its novel lead drug candidate, SAT-3247. Prior to Satellos, he and Dr. Rudnicki co-founded Verio Therapeutics, where Mr. Gleeson was CEO and managed its acquisition by Fate Therapeutics (NASDAQ: FATE). Mr. Gleeson has also served as Chief of Commercial Operations at Centre for Probe Development and Commercialization (CPDC), where he played a principal role in building a global radiopharmaceutical manufacturing business and supported the creation of two spin-out companies. Prior to CPDC, he served as an Executive-in-Residence with the Fight Against Cancer Innovation Trust (FACIT), an innovative nucleator, where he supported or led the creation, financing and monetization of three new entities. From 2000 - 2003, Mr. Gleeson was founding CEO of MDS Proteomics Inc. (MDSP), where he made and integrated three global acquisitions, built leading-edge sequencing infrastructure, a 200-person team, and raised in excess of CA$100 million. Prior to MDSP, he was a Senior Vice President and Venture Partner with MDS Capital Corp. (now Lumira), where he was lead partner on a fund with more than CA$250 million under management focused on creating drug discovery companies based on novel Canadian science. Before his tenure with MDS commencing in 1994, Mr. Gleeson enjoyed a 17-year career in operating roles of increasing scope and complexity with ICI plc (now AstraZeneca), a global chemicals, pharmaceuticals, and advanced materials company, during which he was involved in technology commercialization in several fields both in Canada and internationally. Mr. Gleeson has served on numerous boards of private and public companies and not-for-profit entities. He holds BBA (Honours) and MBA degrees from York University in Toronto.

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Geoff MacKay, Board Chair

Mr. MacKay has served as CEO of several innovative biotech companies over the last 20 years. He is currently CEO of a cardio-metabolic focused, pre-clinical stage company called Fable Therapeutics. Previously, he was founding CEO of AVROBIO Inc., which sold its lead asset to Novartis. Mr. MacKay was also the founding CEO of eGenesis Inc., a biotech dedicated to applying gene editing to xenotransplantation. During his tenure as CEO of Organogenesis Inc., the company received the first approval of an allogeneic cell therapy from the FDA’s Center for Biologics Evaluation and Research and treated one million patients with living cell therapies. Earlier in his career, Mr. MacKay spent 11 years at Novartis in senior leadership positions, culminating as Vice-President Transplantation & Immunology. Past activities include Chairman of the Board of MassBio, Chairman of the Board of the Alliance of Regenerative Medicine, and a member of the advisory council to the Health Policy Commission for Massachusetts.

Franklin Berger, Director

Mr. Berger has more than 25 years of experience in capital markets and financial analysis. He serves on the Board of Directors of BELLUS Health (sold to GSK), ESSA Pharma, Kezar Life Sciences, Atreca, Rain Therapeutics and Atea Pharmaceuticals. Mr. Berger served as a senior portfolio manager at Sectoral Asset Management; additionally, he was co-founder and co-PM on the small-cap focused NEMO Fund at Sectoral, from 2007 through June 2008. Previously, he was Managing Director, Equity Research and Senior Biotechnology Analyst for J. P. Morgan Securities from 1998 to 2003. During his time at J.P. Morgan, he was involved with the issuance of more than $12 billion in biotechnology company equity or equity-linked securities, including the Genentech initial public offering, the largest biotechnology financing to date. From 1997 to 1998, he served as a Director, Equity Research and Senior Biotechnology Analyst for Salomon Smith Barney and from 1991 to 1997, he served as a sell-side analyst for Josephthal & Co. The Wall Street Journal selected Mr. Berger as the No. 1 ranked biotechnology analyst in its All-Star Analyst Survey in 1997 and Mr. Berger was ranked No. 2 in the WSJ’s 2000 Survey. In 2002, Institutional Investor Magazine ranked him on J. P. Morgan’s 3rd-placed All-Star Research Team. Mr. Berger received a B.A. in International Relations, an M.A. in International Economics from Johns Hopkins University and an MBA from Harvard University. He serves on the Council of Rockefeller University and was a Founding Fellow of the Biotechnology Study Center at New York University School of Medicine.

Brian Bloom, Director

Mr. Bloom is a co-founder of Bloom Burton & Co. and serves as the firm’s Chairman and Chief Executive Officer. He serves on the Board of Directors of Satellos and Appili Therapeutics. Mr. Bloom was formerly the Chairman of the Board of Grey Wolf Animal Health and Triumvira Immunologics, a member of the Life Sciences Advisory Board at the National Research Council Canada, the Dean’s Advisory Board at McMaster University and on the Board of Directors of BIOTECanada, the Baycrest Foundation and Qing Bile Therapeutics. Before co-founding Bloom Burton in 2008, he spent six years at an independent investment dealer in the healthcare and biotechnology institutional sales and equity research groups. Mr. Bloom started his career at New York-based investment banking firms SCO Financial Group and Molecular Securities. He is the proud recipient of the McMaster University 2017 Distinguished Alumni Award in Science and the co-recipient of the 2023 Life Sciences Ontario Community Service Award. Mr. Bloom received an Honours Bachelor of Science in Biochemistry from McMaster University and subsequently studied at the Mount Sinai Graduate School for Biological Sciences of New York University, with a focus in molecular endocrinology and biophysics.

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Stephanie Brown, Director

Ms. Brown is a seasoned executive leader with over 30 years of experience in the bio-pharma industry, holding key leadership roles in North America, Europe, and Asia. Known for her strategic agility and deep operational expertise, Ms. Brown has driven successful business transformations and product launches across diverse therapeutic areas, from breakthrough biologics to small molecules. She has served in executive roles at top pharmaceutical companies, including Merck, Genentech, Biogen, Takeda, and Novartis, where she managed high-value product portfolios and led launches for multiple specialty and rare disease treatments.

Ms. Brown is Past-President of North America for Santhera Pharmaceuticals, where she oversaw strategic operations and corporate restructuring. Prior to Santhera, she led the Rare Diseases business at Ipsen Biopharmaceutical North America, managing commercialization strategies and profit growth for in-line and launch brands. Currently, she serves on the Board of Directors for Resilia, Inc., and has previously held board roles with ObsEva SA (“ObsEva”) and the Biotechnology Innovation Organization (BIO). Ms. Brown holds a B.S. in chemistry with biology from Mount Allison University and an MBA from Edinburgh Business School, Heriot-Watt University.

Selwyn Ho, Director

Dr. Selwyn Ho is an experienced biopharma and biotech executive, with nearly 30 years of experience across commercialisation, drug development and multiple pre-& post-product launches, with a focus in ophthalmology, immunology and immuno-oncology, leveraging cell therapy, monoclonal antibodies and multi-specific antibody modalities. He currently serves as Chief Executive Officer of Signadori Bio, a preclinical-stage biopharmaceutical company developing a next generation, off-the shelf, in vivo engineered, monocyte immunotherapy platform to treat solid tumours.

Most recently, Dr. Ho was Chief Executive Officer of Medigene AG, a German publicly listed, immuno-oncology company, developing T cell receptor (TCR) guided modalities for the treatment of solid tumours. At Medigene, Dr. Ho led the strategic pivot into the development of "off-the shelf" treatments, whilst advancing the lead autologous cell therapy programme into a successful IND and CTA approval.

Prior to this, Dr. Ho was EVP, Chief Business Officer at Connect Biopharma, a US, immunology focused biotech listed on NASDAQ (CNTB) where he supported the successful crossover financing, subsequent upsized, oversubscribed IPO, and the build out of the company’s US operations and footprint.

Dr. Ho also serves as an advisor to a number of biotech focused venture capital funds, including Sofinnova Partners (Biovelocita Strategy), New Rhein Healthcare Investors and Lupus Ventures. He is also an advisor to oncology and immunology focused biotech companies, including Antengene Corp (6996.HK) and T-Therapeutics and also serves as an independent Non-Executive Director for Peptomyc SL, a clinical stage oncology biotech company.

Iris Loew-Friedrich, Director

Dr. Loew-Friedrich is a seasoned biotech and pharmaceutical executive with extensive experience in global drug development, regulatory affairs, corporate strategy, and board governance. In June 2024, Dr. Loew-Friedrich concluded her 20+ year tenure at UCB S.A, where she was most recently Executive Vice President, Chief Medical Officer, and Head of Development, leading global clinical development, regulatory affairs, medical affairs, safety/pharmacovigilance, and data strategy. Under her leadership, UCB successfully developed and secured approvals for multiple therapies, including Cimzia, Briviact, Evenity, Rystiggo, Zilbrysq, and Bimzelx across the US, EU, and international markets. She also played a pivotal role in lifecycle management, new formulations, and expanded indications across UCB’s portfolio.

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Previously, Dr. Loew-Friedrich held executive roles at Schwarz Pharma, BASF Pharma, and Hoechst/Aventis, where she oversaw global R&D organizations, led successful regulatory approvals, and managed key industry partnerships. Notably, she contributed to the development and commercialization of Humira, Arava, Actonel, Vimpat, and Neupro. She received her medical license from Johann Wolfgang Goethe University, Frankfurt, Germany, and her Ph.D. following a research assignment at the Max-Planck-Institute for Biophysics. Dr. Loew-Friedrich served as the staff physician at the Department for Internal Medicine at the Frankfurt University Medical School, with sub-specialties in immunology, nephrology, and transplantation medicine. She is board-certified in Internal Medicine and holds a professorship at Frankfurt University Medical School.

She has extensive board experience, serving as Chair of the Supervisory Board at Evotec SE (until June 2026), Chair of the Board at Celosia Therapeutics, and a Non-Executive Director at Fresenius SE & Co. KgaA, Swedish Orphan Biovitrum AB and Financière de Tubize. Additionally, she has played key roles in scientific advisory boards and nonprofit organizations, including Helmholtz Health, Pierre Fabre S.A., and Fondazione Telethon, with a focus on oncology, immunology, and rare diseases.

Adam Mostafa, Director

Mr. Mostafa is an accomplished financial leader in strategic and financial planning in the pharmaceutical industry. Currently, Mr. Mostafa is the Chief Financial Officer of Sitryx Pharmaceuticals, a Senior Advisor to Cumberland Pharmaceuticals (NASDAQ: CPIX) and also sits on the Board of Precision Biologics. Previously, he was the CFO and Head of Business Development at X4 Pharmaceuticals (NASDAQ: XFOR), working closely with the Board on all strategic and financial matters. Notably this included the company’s Nasdaq public listing, multiple follow-on financings and strategic partnerships. Mr. Mostafa has served as CFO and Head of Business Development at Abpro Corporation, a biotechnology company focused on antibody therapeutics. Previously, Mr. Mostafa was a Managing Director in the healthcare investment banking group at Cantor Fitzgerald, and a senior banker in the healthcare investment banking group at Needham & Company. Mr. Mostafa has also held positions of vice president in the investment banking group at CRT Capital Group, portfolio management associate in the global stock selection group at AQR Capital, and analyst in the healthcare investment banking group at Salomon Smith Barney. Mr. Mostafa holds an A.B. in economics from Brown University.

Mark Nawacki, Director

Mr. Nawacki is the co-founder and former President and CEO of Searchlight Pharma. Mr. Nawacki brings almost three decades of experience across pharmaceuticals, corporate development, and mergers and acquisitions. He co-founded Searchlight Pharma in 2015 and served as President and CEO from its inception until May 2024, guiding the organization’s expansion through acquisitions, in-licensing, and commercial growth into one of the three largest specialty pharmaceutical businesses in Canada. Upon Searchlight’s sale to Apotex in June 2024, Mark was appointed to the Apotex executive leadership team and continued to lead the innovative branded business as President until March 2026. His earlier career includes senior corporate development roles at Paladin Labs and board positions with healthcare companies.

Mr. Nawacki holds a BA in International Relations and Russian and East European Studies from the University of Toronto (Trinity College) and an MBA from the University of Toronto and is a Fellow of the Canadian Chartered Professional Accountants of Ontario (FCPA, FCA). He also presently sits on the Board of Directors of the Research Institute of the McGill University Health Centre (MUHC) and previously served on the Board of Trustees of the Licensing Executives Society (USA & Canada) and is a former President and Board Member of the Canadian Healthcare Licensing Association.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of the following disclosure, “Order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, any of which was in effect for a period of more than thirty consecutive days.

Other than as described below, to the knowledge of the Company, none of the persons nominated for election as directors at the Meeting: (a) is, as at the date of this Information Circular, or has been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an Order that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Stephanie Brown was previously a director of ObsEva. She resigned as a director in June 2023 and has had no further involvement with ObsEva since that date. On January 29, 2024, the Tribunal de première instance of Geneva granted a temporary moratorium (sursis provisoire) to ObsEva for a period of four months ending May 29, 2024 and appointed a commissioner (commissaire) to supervise the company’s activities during the process. On February 28, 2024, ObsEva announced that it would wind-down its operations with the termination of all of its employees and notified the SIX Swiss Exchange’s listing authority that there was a substantial risk that it would be unable to have audited financial statements for 2023 prepared and that it was as a result likely not going to be able to satisfy the requirements for maintaining its listing on SIX.

Selwyn Ho was a director and officer of Medigene AG (“Medigene “) which filed for insolvency on April 25, 2025. On April 7, 2025, Medigene announced it had filed an application for the opening of insolvency proceedings with the competent local court in Munich on April 16, 2025. On April 25, 2025, attorney Axel W. Bierbach from the law firm Müller-Heydenreich Bierbach & Kollegen was appointed preliminary insolvency administrator. Medigene AG’s research operations are currently being continued in full.

Mark Nawacki was a director of IntelGenx Technologies Corp. ("IntelGenx") at the time IntelGenx commenced restructuring proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), on May 17, 2024. Mr. Nawacki served as a director of IntelGenx until the conclusion of the process at the beginning of October 2024. The CCAA proceedings were undertaken to implement a review of strategic alternatives and restructure the company’s affairs. On October 2, 2024, IntelGenx announced that the Superior Court of Québec had approved the sale of substantially all of IntelGenx’s assets to atai Life Sciences AG.

To the knowledge of the Company, none of the persons nominated for election as directors at the Meeting, nor any personal holding company thereof owned or controlled by them has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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3.	Appointment of Auditors

Management of the Company intends to nominate PricewaterhouseCoopers LLP (“PwC”), Chartered Professional Accountants, of Toronto, Ontario, for appointment as the auditors of the Company, to hold office for the ensuing year until the close of the next annual general meeting of Shareholders or until PwC is removed from office or resigns, at a remuneration to be fixed by the Board.

At the Meeting, Shareholders will be asked to pass an ordinary resolution appointing PwC to serve as auditors of the Company to hold office until the close of the next annual meeting of Shareholders or until such firm is removed from office or resigns as provided by law, at a remuneration to be fixed by the Board.

In order to be effective, the ordinary resolution appointing the auditors of Satellos and authorizing the directors to fix their remuneration must be passed by a majority of the votes cast by Shareholders in respect of such resolution. PwC have been the Company’s auditors since November 18, 2024.

The Board believes the appointment of PwC as auditors of the Company is in the best interests of the Company and recommends that the Shareholders vote IN FAVOUR of appointing PwC as the auditors of the Company. Unless otherwise directed to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote proxies in favour of the appointment of PwC as auditors of the Company and to authorize the directors to fix their remuneration.

4.	Other Business

Management is not aware of any other matters to come before the Meeting, other than those set out in the Notice of Meeting. If other matters come before the Meeting, it is the intention of the management designees named in the Instrument of Proxy to vote the same in accordance with their best judgment in such matters.

EXECUTIVE COMPENSATION

Set out below is the statement of executive compensation for the Company which is presented in accordance with Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”).

Compensation Discussion and Analysis

Satellos’ executive compensation program is administered by the Board with the input and support of the Compensation Committee and is designed to attract and retain key executive employees and consultants in both the short and long term, incentivize both individual and corporate performance and align interests of executives and consultants with other corporate stakeholders such as shareholders and corporate partners. Given Satellos’ size, resources and business model, Satellos primarily uses three elements of compensation for its executive officers and consultants: base salary or consulting fees (“Base Salary”), annual incentive pay (“Annual Bonus”) based on defined targets and long-term equity compensation (“Equity Compensation”) in accordance with the omnibus equity incentive plan of the Company (the “Equity Incentive Plan”) and the policies of the TSX. The Equity Compensation is designed to be competitive with comparable companies and to align management’s compensation with the long-term interests of the Shareholders. In establishing the framework for Satellos’ compensation practices, Satellos takes into account the inherent uncertainties of its business and the fact that the success of Satellos is influenced by a number of risk factors, many of the most important of which will be beyond Satellos’ control. The Compensation Committee’s mandate with respect to compensation includes evaluating senior management and making recommendations to the Board concerning the development of appropriate compensation policies and the remuneration for key executives.

Satellos encourages its executive officers and consultants to maintain equity ownership in Satellos, both through direct shareholdings and convertible holdings such as stock options of the Company (“Options”). It is not anticipated that Satellos will provide any financial assistance to Named Executive Officers (as defined below) to purchase equity in Satellos.

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Compensation Framework

The Board and the Compensation Committee consider all elements of compensation as a whole rather than any one element in isolation. In evaluating executive compensation, the Board and Compensation Committee consider a broad range of factors, including individual performance and corporate results. Other factors that will be taken into account in establishing compensation include market competitiveness and internal equity. The relative balance of those factors will likely differ from year to year. The Board and Compensation Committee will also examine the competitive positioning of total compensation, the ratio of current to long-term compensation and the amount of fixed and variable compensation. The Board is also tasked with ensuring that Satellos’ compensation practices are affordable as an element of Satellos’ overall cost of doing business, while rewarding performance and creating incentives to achieve long-term success.

Compensation Objectives

The Company’s goal is to create value for Shareholders while reinforcing a culture that challenges conventions, breaks scientific ground and urgently advances drug development. The Company’s compensation philosophy reflects this goal and is based on the following philosophy and objectives:

▪	Attract, retain, motivate and develop exceptional talent critical to Satellos’ success.

▪	Provide total compensation opportunities that are market competitive and internally equitable based on each job’s scope and responsibilities.

▪	Reinforce a performance-oriented environment by aligning Company and Shareholder interests based on achievement of annual and longer-term goals, milestones, and strategic objectives.

▪	Provide compensation programs that are affordable and flexible to meet changing business objectives and needs.

▪	Design compensation plans that are simple, easy to understand and easy to administer.

▪	Create and support a corporate governance structure that fosters an open dialogue between management, the Compensation Committee and the Board.

The compensation for NEOs (as defined below) includes the following components:

The Compensation Committee and the Board, in consultation with external compensation advisors, has created benchmarks for executive compensation for the Company. As at the date of this Information Circular, the Board had determined that the Company’s evolution justified adopting the market median as the appropriate compensation target for all cash compensation for NEOs and staff.

Benchmarking

The Company’s peer group has been determined by identifying comparably sized companies that compete within the similar clinical-stage biotech industry as the Company. The following criteria were the primary factors used to develop the recommended peer group:

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The peer group for the financial year ended December 31, 2025 included: AN2 Therapeutics, Inc. (ANTX), Cognition Therapeutics, Inc. (CGTX), Eupraxia Pharmaceuticals (EPRX.TO), Immune Bio, Inc. (INMB), Nervgen Pharma Corp. (NGEN.V), Pepgen (PEPG), Promis Neurosciences (PMN), Quince Therapeutics (QNCX), Regulus Therapeutics Inc. (RGLS), Spruce Biosciences, Inc. (SPRB), Essa Pharma Inc. (EPIX), Gain Therapeutics (GANX), Rallybio (RLYB) and Rapt Therapeutics (RAPT).

Executive Compensation-Related Fees

In 2023, the Compensation Committee retained the services of W.T. Haigh and Company on an ongoing basis to perform an analysis of management and director compensation with respect to the Company’s executive compensation programs and to provide ongoing assistance as needed. In 2025, the Company subscribed to the Radford McLagan Compensation Database to access compensation information for benchmarking purposes.

Nature of Fees	2025	2024
Executive Compensation-Related Fees	$67,606	$41,709
All-other Fees	Nil	Nil

The fees disclosed next to the caption “Executive Compensation-Related Fees” are the aggregate fees billed by each consultant or advisor, or any of their affiliates, for services related to determining compensation for any of the Company’s directors and executive officers. The fees disclosed next to the caption “All Other Fees” are the aggregate fees billed for all other services provided by each consultant or advisor, or any of their affiliates, that are not reported next to the caption “Executive Compensation-Related Fees”.

Decision Making Process

The Board and the Compensation Committee oversee and provide strategic direction to management regarding Satellos’ compensation policies and general human resources policies. In addition to that mandate of broad oversight and direction, the Board and the Compensation Committee are tasked with implementing programs to attract, retain and develop management of the highest caliber. The Board determines the annual salary, bonus and other benefits of the Chief Executive Officer (taking into consideration the recommendations of the Compensation Committee) and the Compensation Committee determines the compensation for all other Named Executive Officers (taking into consideration the recommendations of the Chief Executive Officer).

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Risks of Compensation Policies and Practices

The Board and Compensation Committee assess Satellos’ compensation plans and programs for its executive officers to ensure alignment with Satellos’ business plan and to evaluate the potential risks associated with those plans and programs. The Board and Compensation Committee consider the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs. In addition, the Board and the Compensation Committee review annually the total compensation package of each of Satellos’ executives on an individual basis and are responsible for determining compensation to be paid to Satellos’ Named Executive Officers.

Satellos does not presently have a long-term incentive plan for its Named Executive Officers other than the Satellos Bioscience Inc. Second Amended and Restated Stock Option Plan (2023) (a legacy plan) (the “Option Plan”) and the Equity Incentive Plan. There is no policy or target regarding allocation between cash and non-cash elements of Satellos’ compensation program.

Base Salary

Salaries for Named Executive Officers are determined by evaluating the responsibilities of each executive’s position, as well as the experience and knowledge of the individual, with a view to internal equity and the competitive marketplace. The Board aims to balance the desire to set the salary at a level competitive enough to attract highly qualified executive officers against the desire to ensure that performance remains a key factor in determining total compensation of Satellos’ management team. In determining the Base Salary of each Named Executive Officers, the Board and Compensation Committee review and consider compensation information from a number of publicly available sources relevant to the biotechnology and life sciences sector as well as external market surveys when available. In setting the salary of the Named Executive Officers (other than the Chief Executive Officer), the Compensation Committee also relies to a large extent on the Chief Executive Officer’s recommendation and evaluation of each Named Executive Officer’s performance.

For all employees, including Named Executive Officers (other than the Chief Executive Officer), salary adjustments are generally considered by the Compensation Committee in the first quarter of Satellos’ fiscal year and implemented at the time of approval by the Compensation Committee. Annual adjustments to salary and/or fees are not guaranteed and any adjustments will include consideration for individual performance, internal equity and market conditions.

Annual Bonus

Satellos has an Annual Bonus program to drive performance and the achievement of corporate goals. The Annual Bonus program is intended to reward annual results and performances that are most important to meeting Satellos’ long-term objectives. All Named Executive Officers, as well as other employees of Satellos, are eligible to receive an Annual Bonus with bonus rates for Named Executive Officers ranging from 40-50%.

The award and amount of any Annual Bonus is not pre-determined under any policy and is at the sole discretion of the Board. A decision to award an Annual Bonus will be based on the responsibility and accountability of the individual and the role within the organization, performance of the individual, performance of Satellos in reaching certain corporate objectives for any given year (established by the Board and reviewed periodically) and a number of other factors, both internal and external.

Equity Compensation

The Equity Incentive Plan is available to all employees and consultants of Satellos, including the Named Executive Officers and directors. As Options and restricted share units (“RSUs”) have increased value to the holder if the market value of the underlying stock appreciates over time, the objective of the program is to tie the interests of employees directly to the interests of Shareholders. In that regard, the Equity Incentive Plan is intended to serve as a long-term retention and incentive tool. The exercise price, terms, vesting and conditions of any Options, RSUs or other awards granted are established by the Compensation Committee and the Board and subject to the rules of the regulatory authorities having jurisdiction over the securities of Satellos. The Options granted may be exercised during a period not exceeding ten years and are non-transferable.

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Awards of Options and RSUs for all employees and consultants, including Named Executive Officers other than the Chief Executive Officer, are approved by the Compensation Committee. The determination of an award, as well as the amount of any award, is at the sole discretion of the Compensation Committee (or in the case of the Chief Executive Officer or members of the Board, at the sole discretion of the Board). In deciding to grant Options and/or RSUs, the Board and the Compensation Committee take previous Option and RSU grants into consideration. While there are typically no performance or other conditions related to the vesting of the Options or RSUs, other than continuing as an employee or consultant of Satellos, the Board or the Compensation Committee may establish performance criteria.

Hedging by Named Executive Officers or Directors

Under the Company’s Insider Trading Policy, directors, officers (including NEOs) and employees of the Company are prohibited from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted by the Company as compensation or held, directly or indirectly, by the director, officer or employee.

Performance Graph

The Shares of the Company began trading on August 18, 2021 on the TSXV under the symbol “MSCL”, trading data prior to that date reflects the predecessor company with which Satellos completed a Reverse Takeover Transaction. The following graph compares, as at the end of each year up to December 31, 2025, the cumulative total shareholder return on $100 invested in Shares on December 31, 2020, with the cumulative total shareholder return on the SPDR S&P Biotech ETF (XBI).

The trend shown by the above performance graph does not directly correlate to the compensation paid to the Named Executives Officers. The factors considered by the Company’s Compensation Committee and by the Board in determining compensation matters, such as individual and company performance and market demand for skilled professionals, may not be significantly affected by the market price of the Shares. Shareholder return realized on the Shares is affected by a number of factors, including the Company’s performance and general market and economic conditions, many of which are beyond the control of the Company and the Named Executive Officers. Some of these risks are discussed under the “Risk Factors” section of the Company’s Annual Information Form dated March 27, 2026 (the “Annual Information Form”), accessible through SEDAR+ at www.sedarplus.com.

Summary Compensation Table

The following table sets forth information about compensation during the three fiscal years ended December 31, 2025 paid to, or earned by, Satellos’ “Named Executive Officers” or “NEOs” (as such terms are defined in Form 51-102F6).

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Name and Position	Year Ended	Salary ($)	Share-based awards ($)	Option-based awards(5) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plans ($)
Frank Gleeson,	2025	437,760	Nil	1,317,704	218,880	Nil	Nil	Nil	1,974,344
President and	2024	347,500	Nil	Nil	173,750	Nil	Nil	Nil	521,250
CEO(4)(6)	2023	301,180	Nil	828,857	310,530(3)	Nil	Nil	Nil	1,440,567
Elizabeth	2025	346,560	Nil	448,986	138,624	Nil	Nil	Nil	934,170
Williams	2024	260,625	Nil	Nil	104,250	Nil	Nil	Nil	364,875
Chief Financial	2023	75,610	Nil	292,006	31,843	Nil	Nil	Nil	399,459
Officer(1)(4)

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Phil Lambert	2025	409,500	Nil	500,056	163,800	Nil	Nil	Nil	1,073,356
Chief Scientific	2024	390,000	Nil	Nil	136,500	Nil	Nil	Nil	526,500
Officer	2023	321,000	Nil	432,408	319,700(3)	Nil	Nil	Nil	1,073,108
Wildon Farwell	2025	206,250	Nil	655,868	83,342	Nil	Nil	Nil	945,460
Chief Medical	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Officer(2)	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Ms. Williams was appointed as Chief Financial Officer on September 1, 2023.

(2)	Dr. Farwell was appointed Chief Medical Officer on July 16, 2025.

(3)	Annual incentive plan for Mr. Gleeson and Dr. Lambert includes compensation for performance completed in year ended December 2023 as well as a historical component related to prior year periods which became payable upon successful completion of the May 2023 financing.

(4)	Ms. Williams and Mr. Gleeson are paid in Canadian dollars. Amounts reported in the table above are converted to US dollars at the rate of US$0.7296 for each CA$1.00 for fiscal 2025, US$0.6950 for each CA$1.00 for fiscal 2024 and US$0.7561 for each CA$1.00 for fiscal 2023.

(5)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of 10 years, (ii) volatility of 84%-94%, (iii) risk-free interest rate of between 3.1%-3.34%, and (iv) no dividend yield.

(6)	Mr. Gleeson has not received any compensation from the Company in connection with his role as a director of the Company.

Incentive Plan Awards – Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding for each NEO as at December 31, 2025:

Option-based Awards					Share-based Awards
Name and Position	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Frank Gleeson, President and CEO	82,033 22,500 175,709 236,064	CA$20.40 CA$3.90 CA$7.20 CA$9.48	13-Aug-2031 6-Oct-2032 1-Jun-2033 10-Feb-2035	Nil CA$44,550 Nil Nil	Nil	Nil	Nil	Nil
Elizabeth Williams Chief Financial Officer	91,666 80,435	CA$4.92 CA$9.48	7-Sep-2033 10-Feb-2035	CA$87,999 Nil	Nil	Nil	Nil	Nil

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Phil Lambert Chief Scientific Officer	16,666 91,666 89,584	CA$3.96 CA$7.20 CA$9.48	27-Sep-2032 1-Jun-2033 10-Feb-2035	CA$31,999 Nil Nil	Nil	Nil	Nil	Nil
Wildon Farwell Chief Medical Officer	154,000	CA$6.96	15-Aug-2035	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the Options on December 31, 2025 (CA$5.88), and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth for each NEO the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended December 31, 2025:

Name and Position	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Frank Gleeson, President and CEO	390,697	Nil	218,880
Elizabeth Williams Chief Financial Officer	72,974	Nil	138,624
Phil Lambert Chief Scientific Officer	108,062	Nil	163,800
Wildon Farwell Chief Medical Officer	Nil	Nil	83,342

Termination and Change of Control

The table below reflects amounts that would have been payable to each Named Executive Officer if the Named Executive Officer’s employment had been terminated on December 31, 2025.

Name	Termination Provisions	Anticipated Amount of Payment if Terminated as of December 31, 2025(2)
Frank Gleeson	12 months’ notice	$656,640(1)
Elizabeth Williams	6 months’ notice	$311,904(1)
Philip Lambert	6 months’ notice	$368,550
Wildon Farwell	6 months’ notice	$308,342

Notes:

(1)	Based on the December 31, 2025 exchange rate of US$0.7296 for each CA$1.00.

(2)	Includes termination provisions plus 100% of 2025 Annual Bonus accrued and unpaid.

All unvested Options held by such NEOs will immediately vest upon the effective date of a change of control of the Company.

Mr. Gleeson

In the event that Mr. Gleeson’s employment is terminated by Satellos other than for cause, he shall be entitled to receive pay in lieu of notice (comprising of Base Salary plus earned but unpaid Annual Bonus) equal to twelve months as well as the continuation of Option vesting and benefits during this paid notice period.

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Ms. Williams, Dr. Lambert and Dr. Farwell

In the event that each of these executives’ employment is terminated by Satellos other than for cause, each shall be entitled to receive pay in lieu of notice (comprising of Base Salary plus earned but unpaid Annual Bonus) equal to six months as well as the continuation of Option vesting and benefits during this paid notice period.

Compensation of Directors

The members of the Board are remunerated for services rendered in their capacity as directors of the Company through a combination of cash compensation and Options.

During the year ended December 31, 2025, the directors were entitled to an annual fee of $40,000 and the Chair of the Board was entitled to an additional annual fee of $30,000. The chair of the Audit Committee was entitled to an annual fee of $15,000, with each committee member receiving an annual fee of $7,500. The chair of the Corporate Governance Committee was entitled to an annual fee of $8,000 and each committee member, an annual fee of $4,000. The chair of the Compensation Committee received an annual fee of $11,000 and each committee member, a fee of $5,500 per year.

Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

Summary Compensation Table for Non-Executive Members of the Board

The following table provides details relating to the compensation of the non-executive members of the Board during the financial year ended December 31, 2025.

Name	Fees Earned ($)	Share-based awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Franklin Berger	48,000	Nil	Nil	Nil	Nil	Nil	48,000
Brian Bloom	Nil(1)	Nil	Nil	Nil	Nil	Nil	Nil
Stephanie Brown	53,000	Nil	Nil	Nil	Nil	Nil	53,000
Iris Loew-Friedrich(2)	23,589	Nil	Nil	Nil	Nil	Nil	23,589
Selwyn Ho(2)	27,610	Nil	Nil	Nil	Nil	Nil	27,610
Geoff MacKay	81,000	Nil	Nil	Nil	Nil	Nil	81,000
Adam Mostafa	60,500	Nil	Nil	Nil	Nil	Nil	60,500
Mark Nawacki(3)	5,222	Nil	Nil	Nil	Nil	Nil	5,222

Notes:

(1)	Mr. Bloom does not receive director fees in his capacity as Director due to his affiliation with BBSI (as defined below).

(2)	Ms. Friedrich and Mr. Ho were appointed to the Board in June 2025.

(3)	Mr. Nawacki was appointed to the Board in November 2025.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding for each non-executive member of the Board as at December 31, 2025:

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Option-based Awards					Share-based Awards
Name	Number of	Option	Option	Value of	Number of		Market	Market or
	securities	exercise	expiration	unexercised	shares or		or	payout
	underlying	price	date	in-the-	units of		payout	value of
	unexercised	($)		money	shares that		value of	vested
	Options			Options(1)	have not		share-	share-based
	(#)			($)	vested (#)		based	awards not
							awards	paid out or
							that	distributed
							have not	($)
vested
($)
Franklin Berger	9,219	CA$6.60	18-Jun-2035	Nil	Nil	Nil	Nil	Nil
	4,740	CA$10.08	1-Sep-2035	Nil
	4,686	CA$4.92	7-Sep-2033	CA$4,499
Brian Bloom	1,041	CA$3.90	6-Oct-2032	CA$2,061	Nil	Nil	Nil	Nil
	2,600	CA$20.40	13-Aug-2031	Nil
Stephanie Brown	9,219	CA$6.60	18-Jun-2035	Nil	Nil	Nil	Nil	Nil
	9,481	CA$10.08	19-Jan-2035	Nil
Iris Loew-Friedrich	18,439	CA$6.60	18-Jun-2035	Nil	Nil	Nil	Nil	Nil
Selwyn Ho	18,439	CA$6.60	18-Jun-2035	Nil	Nil	Nil	Nil	Nil
Geoff MacKay	9,219	CA$6.60	18-Jun-2035	Nil	Nil	Nil	Nil	Nil
	4,740	CA$10.08	9-Jan-2035	Nil
	4,686	CA$7.20	1-Jun-2033	Nil
	2,083	CA$3.90	6-Oct-2032	CA$4,124
	25,091	CA$7.97	1-Nov-2028	Nil
Adam Mostafa	9,219	CA$6.60	18-Jun-2035	Nil	Nil	Nil	Nil	Nil
	4,740	CA$10.08	9-Jan-2035	Nil
	4,686	CA$7.20	1-Jun-2033	Nil
	1,562	CA$3.90	6-Oct-2032	CA$3,093
	2,600	CA$13.56	5-Dec-2031	Nil
Mark Nawacki	18,439	CA$9.36	18-Nov-2035	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the Options on December 31, 2025 (CA$5.88), and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth for each non-executive member of the Board the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended December 31, 2025:

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Franklin Berger	$3,708	Nil	Nil
Brian Bloom	$5,986	Nil	Nil
Stephanie Brown	Nil	Nil	Nil

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Iris Loew-Friedrich	Nil	Nil	Nil
Selwyn Ho	Nil	Nil	Nil
Geoff MacKay	$6,791	Nil	Nil
Adam Mostafa	$11,691	Nil	Nil
Mark Nawacki	Nil	Nil	Nil

External Management Contracts

All individuals acting as Named Executive Officers of the Company are full-time employees of the Company. The Company does not employ any external management company to provide the Company’s executive management services.

Oversight and Description of Director and Named Executive Officer Compensation

The Compensation Committee (or in the case of the Chief Executive Officer, the Board with the assistance of the Compensation Committee) reviews the compensation payable to the Named Executive Officers periodically as needed. The objective of the Company’s executive compensation program is to motivate, reward and retain management talent that is needed to achieve the Company’s business objectives. The compensation program is designed to ensure that compensation is competitive with other companies of similar size and is commensurate with the experience, performance and contribution of the individuals involved and the overall performance of the Company. In evaluating performance, the Board and the Compensation Committee give consideration to the Company’s long-term interests and quantitative financial objectives, as well as to the qualitative aspects of the individual’s performance and achievements.

Compensation for each member of the Board, if any, is also determined by the Board, with the assistance of the Compensation Committee, on an annual basis.

Pension Disclosure

The Company does not have a pension plan or any other plan that provides for payments or benefits at, following or in connection with retirement and is not currently providing a pension to any directors of the Company or Named Executive Officers. The Company does not have a deferred compensation plan.

Equity Incentive Plan

At the Company’s May 14, 2024 annual and special meeting of Shareholders, disinterested Shareholders approved the Equity Incentive Plan by way of ordinary resolution. As of the Record Date, a maximum of 3,124,679 Shares are issuable under the Equity Incentive Plan, representing approximately 12.9% of the sum of the number of Shares issuable pursuant to the exercise of pre-funded warrants and the number of issued and outstanding Shares of the Company, and approximately 15% of the issued and outstanding Shares of the Company (excluding the pre-funded warrants). As of the Record Date, 2,766,563 Equity Incentive Plan Awards (representing approximately 11.4% of the sum of the number of Shares issuable pursuant to the exercise of pre-funded warrants and the number of issued and outstanding Shares of the Company, and approximately 13.3% of the issued and outstanding Shares of the Company (excluding the pre-funded warrants)) are outstanding. As of the Record Date, there are an aggregate of 358,116 Shares (representing approximately 1.5% of the sum of the number of Shares issuable pursuant to the exercise of pre-funded warrants and the number of issued and outstanding Shares of the Company, and approximately 1.7% of the issued and outstanding Shares of the Company (excluding the pre-funded warrants)) that are currently available for future grants under the Equity Incentive Plan.

The Company’s annual “burn rate” for Equity Incentive Plan Awards granted under the Equity Incentive Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Shares (total number of Equity Incentive Plan Awards issued in a fiscal year, divided by the weighted average number of outstanding Shares for that year) was 7.9% in fiscal 2025.

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The Equity Incentive Plan shall be administered by the Board, unless the administration of the Equity Incentive Plan has been delegated by the Board to a committee or sub-delegated in accordance with the terms of the Equity Incentive Plan (the “Plan Administrator”) and the Plan Administrator will have sole and complete authority, in its discretion, to: (a) determine the individuals to whom grants under the Equity Incentive Plan may be made; (b) make grants of Options or RSUs (collectively, the “Equity Incentive Plan Awards”) under the Equity Incentive Plan relating to the issuance of Shares (including any combination of Options or RSUs); (c) establish the form or forms of Equity Incentive Plan Award agreements (an “Award Agreement”); (d) cancel, amend, adjust or otherwise change any Equity Incentive Plan Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Equity Incentive Plan; (e) construe and interpret the Equity Incentive Plan and all Award Agreements; (f) adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to the Equity Incentive Plan; and (g) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.

Shares Subject to the Equity Incentive Plan

The Equity Incentive Plan, which is a “rolling” plan, provides that the aggregate number of Shares reserved for issuance from treasury pursuant to Equity Incentive Plan Awards granted under the Equity Incentive Plan (together with Shares reserved for issuance in respect of 2,766,563 Awards outstanding under the Option Plan and in respect of any other Security Based Compensation Arrangement (as defined in the Equity Incentive Plan)) may not exceed 15% of the Company’s total issued and outstanding Shares from time to time, such number being 3,124,679 as of the date hereof. The Equity Incentive Plan is considered an “evergreen” plan, since the Shares covered by Equity Incentive Plan Awards which have been settled, exercised, surrendered or terminated will be available for subsequent grants under the Equity Incentive Plan and the number of Equity Incentive Plan Awards available to grant increases as the number of issued and outstanding Shares increases.

Any Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company will not reduce the number of Shares available for issuance pursuant to the exercise or settlement of Awards granted under the Equity Incentive Plan.

Any awards granted or Shares issued pursuant to an employment inducement provided by the Company in accordance with Subsection 613(c) of the TSX Company Manual will not reduce the number of Shares available for issuance pursuant to the exercise or settlement of Awards granted under the Equity Incentive Plan.

Subject to the number of Shares reserved for issuance under the Equity Incentive Plan, there is no maximum number of Awards that an individual or entity may be granted under the plan, except as provided below under “Insider Participation Limit” and “Director Participation Limit”.

Insider Participation Limit

The Equity Incentive Plan provides that the aggregate number of Shares: (a) issuable to Insiders (as defined in the Equity Incentive Plan) at any time, under all of the Company’s Security Based Compensation Arrangements, may not exceed 10% of the Company’s issued and outstanding Shares; and (b) issued to Insiders within any one-year period, under all of the Company’s Security Based Compensation Arrangements, may not exceed 10% of the Company’s issued and outstanding Shares.

Director Participation Limit

The Equity Incentive Plan provides that Awards granted thereunder or under any other Security Based Compensation Arrangement during a single calendar year to any director in connection with such director’s service as a director, taken together with any cash fees paid by the Company to such director during such calendar year for service on the Board, will not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes), or, with respect to the calendar year in which a director is first appointed or elected to the Board, $1,000,000.

Administration of the Equity Incentive Plan

The Equity Incentive Plan provides that the initial Plan Administrator will be the Board. To the extent permitted by applicable law, the Board may, from time to time, delegate the administration of the Equity Incentive Plan to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to the Equity Incentive Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Company all or any of the powers delegated to the Board.

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To the extent permitted by applicable law and the rules of the TSX, the Board may, from time to time, delegate to one or more officers of the Company the authority to designate employees and consultants, in each case, who are not officers of the Company or any subsidiary to be recipients of an Award and to determine the number of Awards to be granted to such employee or consultant and the terms of such Award and to grant them such Award; provided, however, that the Board resolutions regarding such delegation will specify the total number of Shares that may be granted by such officer and that such officer may not grant any Awards to themselves.

Eligibility

All directors of the Company and employees and consultants of the Company and its subsidiaries will be eligible to participate in the Equity Incentive Plan, subject to certain limitations. Participation in the Equity Incentive Plan will be voluntary and eligibility to participate will not confer upon any director, employee or consultant any right to receive any grant of an Equity Incentive Plan Award pursuant to the Equity Incentive Plan. The extent to which any director, employee or consultant is entitled to receive a grant of an Equity Incentive Plan Award pursuant to the Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Equity Incentive Plan Awards; Non-Transferability

Only Options and RSUs may be granted pursuant to the Equity Incentive Plan, as further summarized below. All of the Equity Incentive Plan Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement, and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan and will generally be evidenced by an Award Agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Equity Incentive Plan Awards, cancel, or modify outstanding Equity Incentive Plan Awards, and waive any condition imposed with respect to Equity Incentive Plan Awards or Shares issued pursuant to Equity Incentive Plan Awards.

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Equity Incentive Plan Awards, whether voluntary, involuntary, by operation of law or otherwise, will vest any interest or right in such Equity Incentive Plan Awards whatsoever in the assignee or transferee and immediately upon assignment or transfer, or any attempt to make the same, such Equity Incentive Plan Awards will terminate and be of no further force or effect.

Options

The Equity Incentive Plan provides that the Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant will be evidenced by an Award Agreement. The Plan Administrator will establish the exercise price at the time each Option is granted, which Exercise Price must in all cases be not less than (a) if the Shares are trading on a Canadian stock exchange, the closing price of Shares on the Canadian stock exchange on the applicable date, and if such applicable date is not a trading day, the last market trading day prior to such date; (b) if the Shares are not trading on a Canadian stock exchange, but are listed on a U.S. stock exchange, the closing price of the Shares on the U.S. stock exchange on the applicable date, and if such applicable date is not a trading day, the last market trading day prior to such date; (c) if the Shares are only listed on an over-the-counter market and sales prices are regularly reported for the Shares, the closing or, if not applicable, the last price of the Shares on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; provided that if sales prices are not regularly reported on such over-the-counter market, the mean between the bid and the asked price for the Shares on the close of trading in the over-the-counter market for the most recent trading day on which the Shares were traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; (d) if the Shares are neither listed on a U.S. stock exchange nor a Canadian stock exchange nor traded in the over-the-counter market, such value as the Plan Administrator, in good faith, shall determine in compliance with applicable laws (for the purposes of this section, the “Fair Market Value”). Subject to any accelerated termination as set forth in the Equity Incentive Plan, each Option will expire on the expiry date specified in the Award Agreement (which may not be later than the tenth anniversary of the date of grant) or, if not so specified, the tenth anniversary of the date of grant. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it will remain vested and will be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Company or a subsidiary and the Participant. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Equity Incentive Plan, such as vesting conditions relating to the attainment of specified Performance Goals (as defined in the Equity Incentive Plan).

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Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the exercise notice must be accompanied by payment of the exercise price. Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, a Participant may, but only if permitted by the Plan Administrator, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to: (i) the Fair Market Value of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Equity Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

Restricted Share Units (RSUs)

The Equity Incentive Plan provides that the Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant. The terms and conditions of each RSU grant will be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share upon the settlement of such RSU.

Subject to the conditions in the Equity Incentive Plan, the Plan Administrator will have the authority to determine any vesting terms applicable to the grant of RSUs, including vesting conditions relating to the attainment of specified Performance Goals.

Subject to the terms of the Equity Incentive Plan and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, each vested RSU will be redeemed for one fully paid and non-assessable Share issued from treasury to the Participant. The Plan Administrator will have the sole authority to determine any other settlement terms applicable to the grant of RSUs.

Dividend Equivalents

The Equity Incentive Plan provides that unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an award of RSUs will include the right for such RSUs to be credited with dividend equivalents in the form of additional RSUs as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents will be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs held by the Participant on the record date for the payment of such dividend, by (ii) the Fair Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account will vest in proportion to the RSUs to which they relate, and will be settled in accordance with the terms of the Equity Incentive Plan.

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Blackout Periods

Pursuant to the terms of the Equity Incentive Plan, each Option that would expire during or within 10 business days immediately following a Blackout Period (as defined in the Equity Incentive Plan) shall expire on the date that is 10 business days immediately following the expiration of the Blackout Period (provided that this change in expiration date shall not apply to any Options held by a U.S. Taxpayer (as defined in the Equity Incentive Plan) if it would result in any adverse consequences under Section 409A of the Code or prevent any ISO from qualifying as an ISO pursuant to Section 422 of the Code).

Termination of Employment or Services

Subject to the terms of the Equity Incentive Plan, unless otherwise determined by the Plan Administrator or as set forth in a written employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, services or engagement is terminated by the Company or a subsidiary, then any Option or RSU held by the Participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant’s employment, services or engagement is terminated by the Company or a subsidiary without Cause (as defined in the Equity Incentive Plan), whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice, or by reason of resignation by the Participant, or on account of the Participant incurring a Disability (as defined in the Equity Incentive Plan), or by reason of the death of the Participant, there will be no further vesting of any unvested Options or RSUs after the Termination Date and any unvested Options and RSUs held by the Participant on the Termination Date shall be immediately forfeited and cancelled. Any vested Options may be exercised by the Participant (or in the event of the Participant’s death, the Participant’s personal legal representative) at any time during the period that terminates on the earlier of: (i) the expiry date of such Option; and (ii)(A) in the event of a Participant’s termination without Cause or resignation, the date that is three months after the Termination Date, (B) in the event of the Participant’s incurrence of a Disability, the date that is twelve months after the Termination Date, or (C) in the event of the Participant’s death, the date that is twelve months after the Termination Date. If an Option remains unexercised upon the earlier of (i) or (ii), the Option shall be immediately forfeited and cancelled upon the termination of such period. In the case of a vested RSU that is held by a Participant on the Termination Date who is not a U.S. taxpayer, such RSU will be settled within ninety days after the Termination Date. In the case of a vested RSU that is held by a Participant on the Termination Date who is a U.S. taxpayer, vested RSUs will be settled within ninety days after the Termination Date, provided that in all cases such RSUs will be settled by March 15th of the year following the year of the applicable vesting event;

(c)	a Participant’s eligibility to receive further grants of Options or other Equity Incentive Plan Awards ceases as of the Participant’s Termination Date; and

(d)	except as otherwise provided in an applicable Award Agreement, and notwithstanding any other provision of the Equity Incentive Plan, in the case of an RSU that is granted to a U.S. taxpayer and that becomes vested (in whole or in part) pursuant to the terms of the Equity Incentive Plan upon the Participant’s Termination Date, such RSU will, subject to the terms of the Equity Incentive Plan, be settled as soon as administratively practicable following the Participant’s Termination Date but in no event later than 90 days following the Participant’s Termination Date, provided that if such Equity Incentive Plan Award is an RSU, settlement will occur no later than March 15th of the year following the year of the applicable vesting event.

Change in Control

The Equity Incentive Plan provides that except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Company or a subsidiary and a Participant:

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(a)	Subject to the terms and conditions in the Equity Incentive Plan, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Equity Incentive Plan Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below), (ii) outstanding Equity Incentive Plan Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Equity Incentive Plan Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control, (iii) the termination of an Equity Incentive Plan Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Equity Incentive Plan Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Equity Incentive Plan Award or realization of the Participant’s rights, then such Equity Incentive Plan Award may be terminated by the Company without payment), (iv) the replacement of such Equity Incentive Plan Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder, or (v) any combination of the foregoing. Notwithstanding the foregoing, prior consent of a Participant who is a Canadian taxpayer is required in respect of subsection (iii). The Plan Administrator will not be required to treat all Equity Incentive Plan Awards similarly in the transaction.

(b)	If the Participant is an employee or director of the Company or a subsidiary, within 18 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment or directorship is terminated by the Company or a subsidiary without Cause:

(i)	any unvested Equity Incentive Plan Awards held by such Participant at the Termination Date shall immediately vest, with any Equity Incentive Plan Awards that vest based on Performance Goals vesting at their specified target level of attainment;

(ii)	any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Options; and (B) the date that is three months after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled upon the termination of such period; and

(iii)	any vested RSUs held by the Participant will be settled within ninety days after the Termination Date, provided that any RSUs held by a U.S. taxpayer will be settled by March 15th of the year following the year of the applicable vesting event.

(c)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on the U.S. stock exchange, the Canadian stock exchange or any other exchange upon which the Shares may then be listed, then the Company may terminate all of the Equity Incentive Plan Awards, other than an Option held by a Canadian taxpayer, granted under the Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Equity Incentive Plan Award equal to the fair market value of the Equity Incentive Plan Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Equity Incentive Plan Awards granted to U.S. taxpayers will be settled within ninety days of the Change in Control.

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For purposes of the Equity Incentive Plan, “Change in Control” means the occurrence of: (i) any individual, entity or group of individuals or entities acting jointly or in concert (other than the Company, its affiliates or an employee benefit plan or trust maintained by the Company or its affiliates, or any company owned, directly or indirectly, by the Shareholders in substantially the same proportions as their ownership of Shares) acquiring beneficial ownership, directly or indirectly, of more than 50% of the combined voting power of the Company’s then outstanding securities (excluding any person who becomes such a beneficial owner in connection with a transaction described in clause (ii) of this definition; (ii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power or the total fair market value of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in clause (i) of this definition) acquires more than 50% of the combined voting power of the Company’s then outstanding securities will not constitute a Change in Control; (iii) a complete liquidation or dissolution of the Company or the consummation of any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company, other than such liquidation, sale or disposition to a person or persons who beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the Company at the time of the sale; (iv) a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors (as defined in the Equity Incentive Plan); or (v) any other transaction or series of transactions that is determined by the Board to be substantially similar to any of the events noted above. Notwithstanding the foregoing, with respect to any Equity Incentive Plan Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Revenue Code, an event will not be considered to be a Change in Control under the Equity Incentive Plan for purposes of payment of such Equity Incentive Plan Award unless such event constitutes a change in ownership or control of the Company, or a change in ownership of the Company’s within the meaning of Section 409A of the Revenue Code.

Reorganization of Capital & Other Events Affecting the Company

Should the Company effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Company that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the U.S. exchange or the Canadian exchange, as required, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Company and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the U.S. exchange and the Canadian exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Amendments, Suspension or Termination of the Equity Incentive Plan

The Equity Incentive Plan will terminate on April 10, 2034, the date which is ten years from the date of its adoption by the Board. The Equity Incentive Plan may be terminated at an earlier date by vote of the Shareholders or the Board; provided, however, that any such earlier termination will not materially adversely affect any Award Agreements executed prior to the effective date of such termination. Termination of the Equity Incentive Plan will not affect any Equity Incentive Plan Awards theretofore granted. The Plan Administrator may from time to time, without notice, or upon notice in accordance with and limited to any applicable Employment Standards (as defined in the Equity Incentive Plan), and without approval of the Shareholders of the Company, amend, modify, change, suspend or terminate the Equity Incentive Plan or any Equity Incentive Plan Awards granted pursuant to the Equity Incentive Plan as it, in its discretion determines appropriate, provided, however, that:

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(a)	no such amendment, modification, change, suspension or termination of the Equity Incentive Plan or any Equity Incentive Plan Awards granted thereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Equity Incentive Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any requirements under applicable securities laws or any requirements of the U.S. stock exchange or the Canadian stock exchange; and

(b)	any amendment that would cause an Equity Incentive Plan Award held by a U.S. taxpayer to be subject to income inclusion under Section 409A of the Revenue Code will be null and void ab initio with respect to the U.S. taxpayer unless the consent of the U.S. taxpayer is obtained.

Amendments Requiring Shareholder Approval

The Equity Incentive Plan provides that Shareholder approval will be required for any amendment, modification or change that:

(a)	reduces the exercise price or purchase price of an Equity Incentive Plan Award benefiting an Insider of the Company;

(b)	extends the term of an Equity Incentive Plan Award benefiting an Insider of the Company;

(c)	increases the percentage or number of Shares reserved for issuance under the Equity Incentive Plan, except pursuant to the provisions under Article 8 of the Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)	increases or removes the 10% limits on Shares issuable or issued to Insiders;

(e)	reduces the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry date for the purpose of reissuing an Option to the same Participant with a lower exercise price or any other action that is treated as a repricing under generally accepted accounting principles will be treated as an amendment to reduce the exercise price of an Option), except pursuant to the provisions of the Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(f)	extends the term of an Option beyond the original expiry date (except pursuant to Section 4.3 of the Equity Incentive Plan);

(g)	permits an Option to be exercisable beyond 10 years from its date of grant (except pursuant to Section 4.3 of the Equity Incentive Plan);

(h)	permits Equity Incentive Plan Awards to be transferred to a person in circumstances other than those specified under Section 3.9 of the Equity Incentive Plan;

(i)	permits the introduction or reintroduction of non-employee directors on a discretionary basis or that increases limits previously imposed on non-employee director participants; or

(j)	deletes or reduces the range of amendments which require approval of Shareholders under Section 10.2 of the Equity Incentive Plan.

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Permitted Amendments

The Equity Incentive Plan provides that the Plan Administrator may, without Shareholder approval, at any time or from time to time, amend the Equity Incentive Plan for the purposes of:

(a)	making any amendments to the vesting provisions of each Equity Incentive Plan Award;

(b)	making any amendments to the provisions set out in Article 7 of the Equity Incentive Plan;

(c)	making any amendments to add covenants of the Company for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments to comply with the provisions of the applicable law or the rules, regulations and policies of the Canadian stock exchanges or the U.S. stock exchanges;

(e)	making any amendments necessary for Awards to qualify for favorable treatment under applicable tax laws;

(f)	making any amendments to include or modify a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the number of underlying Shares from the plan maximum;

(g)	making any amendments necessary to suspend or terminate the Plan;

(h)	making any amendments not inconsistent with the Equity Incentive Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants;

(i)	making amendments of a “housekeeping” or administrative nature or such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants; or

(j)	making any other amendment, whether fundamental or otherwise, not requiring Shareholders’ approval under applicable tax laws, Canadian stock exchange rules, U.S. stock exchange rules, or any other securities exchange that are applicable to the Company.

Option Plan

Other than the Equity Incentive Plan, the Company’s only equity incentive plan is the Option Plan. The Option Plan is a legacy plan whereby no additional Options may be granted thereunder. Any outstanding Options granted under the Option Plan will continue to be governed by the terms and conditions of the plan and the applicable option certificate.

The Option Plan is administered by the Board and the Compensation Committee and all decisions and implementations of the Board and/or the Compensation Committee respecting the Option Plan shall be conclusive and binding on Satellos and on the grantee.

The Options under the Option Plan are exercisable by the holders of the Options (each, an “Optionholder”) giving Satellos notice and payment of the exercise price for the number of Shares to be acquired. Additionally, the Option Plan was amended by the Board on May 12, 2025 to permit a cashless exercise feature whereby an Optionholder may, but only if permitted by the Board or the Compensation Committee, elect to surrender his or her Option to Satellos in consideration for an amount equal to: (i) the fair market value of the Shares issuable on the exercise of such Option as of the date such Option is exercised, less (ii) the aggregate exercise price of the Option surrendered relating to such Shares (the “In-the-Money Amount”). Subject to the provisions of the Option Plan, Satellos will satisfy payment of the In-the-Money Amount by delivering to the Optionholder such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

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The exercise price of the Options was determined by the Board and could not be less than:

•	at any time during which the Shares were listed and posted for trading on the TSXV, the allowable discounted market price; and

•	at any other time, the fair market value of the Shares as determined by the Board or the Compensation Committee in its sole discretion, subject to the rules and regulations of any regulatory authority.

The Options may be exercisable for up to 10 years from the award date and vest in stages over a period of at least 18 months, with no more than one-quarter of any such Options vesting in any three-month period. The Options can only be exercised by the Optionholder or personal representative of such Optionholder, in whole or in part, at any time or from time to time up to 5:00 p.m. (Vancouver time) on its expiry date.

The Options are not transferable or assignable and the Board has the authority at any time and from time to time, to amend any of the provisions of the Option Plan, or any Option granted thereunder. However, no such amendment may be made that will materially prejudice the rights of any Optionholder without the prior written consent of such Optionholder.

As of December 31, 2025, the Company had 2,202,960 Options outstanding, representing approximately 9.1% of the sum of the number of Shares issuable pursuant to the exercise of pre-funded warrants and the number of issued and outstanding Shares of the Company as of the date of this Information Circular, and approximately 10.6% of the issued and outstanding Shares of the Company (excluding the pre-funded warrants) as of the date of this Information Circular.

The Company’s annual “burn rate” for Options granted under the Option Plan, calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Shares (total number of Options issued in a fiscal year, divided by the weighted average number of outstanding Common Shares for that year) was 7.9%, 1.01% and 12.04% in fiscal 2025, 2024 and 2023, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s equity compensation plans under which equity securities are authorized for issuance as at December 31, 2025, the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	2,202,960	$8.82	115,875
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	2,202,960	$8.82	115,875

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Satellos is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of Satellos, a proposed nominee for election or appointment as a director of Satellos, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Satellos, indebted to Satellos or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Satellos has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Satellos or any of its subsidiaries.

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AUDIT COMMITTEE INFORMATION

For disclosure of information related to the Audit Committee required under Form 52-110F1 to National Instrument 52-110 – Audit Committees (“NI 52-110”), please refer to the “Audit Committee Information” section and the “External Auditor Service Fees” subsection of the Annual Information Form. A copy of this document can be found on SEDAR+ at www.sedarplus.com. Satellos will also promptly provide a copy of this document to any securityholder of Satellos free of charge upon request.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below, Satellos is not aware of any material interest, direct or indirect, of any informed person of Satellos, any nominee director of Satellos, or any associate or affiliate of any informed person or nominee director, in any transaction since the last annual general meeting of the Shareholders, or in any proposed transaction, that has materially affected or would materially affect Satellos or its subsidiaries.

For the purposes of this Information Circular, an “informed person” means: (i) a director or executive officer of the Company; (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (iii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than ten percent (10%) of the voting rights attaching to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; or (iv) the Company, if it has purchased redeemed or otherwise acquired any of its securities for so long as it holds any of its securities.

On December 20, 2024, the Company completed a public offering (the “2024 Offering”), pursuant to a prospectus supplement dated December 17, 2024, under which subscribers purchased Shares of the Company at CA$10.80 per Share or pre-funded common share purchase warrants for CA$10.79999 per pre-funded common share purchase warrant, raising gross proceeds of approximately CA$57 million. Bloom Burton Securities Inc. (“BBSI”), acted as exclusive agent and book running manager for the 2024 Offering. BBSI and its sub-agents were paid a cash fee equal to 7% of the gross proceeds raised under the 2024 Offering (less gross proceeds raised from president’s list purchasers that carried no fees).

Franklin Berger, a member of the Board of Directors of the Company, purchased 26,666 Shares under the 2024 Offering, Frank Gleeson, a director and the Chief Executive Officer of the Company, purchased 13,333 Shares under the 2024 Offering and Bloom Burton & Co Inc., an insider of the Company, purchased 141,020 Shares under the 2024 Offering.

On February 9, 2026, the Company completed a public offering (the “2026 Offering”) of 5,168,019 Shares at $10.10 per Share. In addition, the 2026 Offering also included the issuance of pre-funded warrants to purchase 495,049 Shares at $10.09999 per pre-funded warrant (CA$13.80999 per pre-funded warrant). Gross proceeds from the 2026 Offering were approximately $57.2 million. Franklin Berger, a member of the board of directors of the Company, purchased 24,750 Shares in the 2026 Offering and BBSI was paid $200 thousand in commission related to its role as co-manager in the transaction.

There are potential conflicts of interest to which all of the directors and officers of the Company may be subject in connection with the operations of the Company. All of the directors and officers are engaged in and will continue to be engaged in corporations or businesses, including publicly traded corporations, which may be in competition with the business of the Company. Accordingly, situations may arise where all of the directors and officers will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies as provided under the CBCA.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company qualifies as a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act. As a result, in accordance with Nasdaq listing requirements, the Company may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. Further information regarding those differences is available on the Company’s website at ir.satellos.com under “Investors/Governance/Governance Documents/Nasdaq Statement of Governance Differences.”

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Satellos. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision-making of management and the Board and to the enhancement of Shareholder value. The Board and management believe that Satellos has a sound governance structure in place for both management and the Board through establishing the following:

•	Disclosure and Insider Trading Policy;

•	Code of Business Conduct and Ethics;

•	Whistleblower Policy;

•	Clawback Policy;

•	Mandate of the Board;

•	Audit Committee Charter;

•	Compensation Committee Charter; and

•	Corporate Governance Committee Charter.

National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) require issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. Satellos is also subject to NI 52-110, which has been adopted in various Canadian provinces and territories, and which prescribes certain requirements in relation to audit committees. In addition, Satellos is subject to the disclosure requirements of the CBCA with respect to diversity. The required disclosure is attached hereto as Appendix “A”.

Committees of the Board

The following is a description of the current committees of the Board:

Audit Committee

The mandate of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the financial affairs of the Company, including responsibility to:

•	oversee the integrity of the Company’s financial statements and financial reporting process, audit process, internal accounting controls and procedures and compliance with related legal and accounting principles;

•	oversee the qualifications and independence of the external auditor;

•	oversee the work of the Company’s financial management, internal audit function (if any) and external auditor in these areas; and

•	provide an open avenue of communication between the external auditor, the internal auditors (if any), the Board and the Company’s management.

In addition, the Audit Committee shall prepare, if required, an audit committee report for inclusion in the information circular prepared in connection with the Company’s annual meeting of shareholders, in accordance with applicable rules and regulations. The current members of the Audit Committee are Mr. Adam Mostafa, (Chair), Mr. Selwyn Ho, and Mr. Mark Nawacki.

All of the current members of the Audit Committee are “independent directors” as defined under applicable law and the listing standards and applicable policies of the TSX and Nasdaq and such members meet the independence, experience and expertise requirements under such laws, listing standards and applicable policies and under the applicable policies of the Board.

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Compensation Committee

The mandate of the Compensation Committee includes assisting the Board in discharging its responsibilities relating to compensation of the Company’s directors and executives, oversight of the Company’s overall compensation structure, policies and programs, review of the Company’s processes and procedures for the consideration and determination of director and executive compensation; and producing a report on executive compensation for inclusion in the Company’s information circular as required by applicable rules and regulations. The primary objective of the Compensation Committee is to develop and implement compensation policies and plans that ensure the attraction and retention of key management personnel, the motivation of management to achieve the Company’s corporate goals and strategies, and the alignment of the interests of management with the long-term interests of the Shareholders. The current members of the Compensation Committee are Mr. Geoff MacKay (Chair), Mr. Adam Mostafa and Ms. Stephanie Brown.

Corporate Governance Committee

The mandate of the Corporate Governance Committee is to support the Board in exercising its corporate governance functions, including identifying individuals qualified to become Board members, and recommend that the Board select the director nominees for the next annual meeting of Shareholders; and to develop and recommend to the Board the corporate governance guidelines and processes applicable to the Company, review these guidelines and processes at least annually and recommend changes to the Board. The current members of the Corporate Governance Committee are Ms. Stephanie Brown (Chair), Ms. Iris Loew-Friedrich and Mr. Selwyn Ho.

The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the U.S. Securities and Exchange Commission and Nasdaq listing rules. Accordingly, the Company’s shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

RECEIPT OF SHAREHOLDER PROPOSALS FOR 2027 ANNUAL MEETING

Under the CBCA, a registered holder or beneficial owner of Shares that will be entitled to vote at the 2027 annual meeting of Shareholders and is otherwise eligible under the CBCA, may submit to the Company, by March 19, 2027, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR+ at www.sedarplus.com. Financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its most recently completed financial year. Security holders may obtain copies of the Company’s financial statements and management’s discussion and analysis on SEDAR+ or by contacting the Company at 200 Bay St, South Tower, Suite 2800, Toronto, Ontario M5J 2J3. Copies of documents will be provided free of charge to securityholders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

APPROVAL BY DIRECTORS

The contents of the Information Circular and the sending thereof have been approved by resolution of the Board.

DATED at Toronto, Ontario, Canada, May 14, 2026.

(signed) Elizabeth Williams

Corporate Secretary

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APPENDIX A

CORPORATE GOVERNANCE DISCLOSURE

General

NI 58-101 requires Satellos to disclose information about the corporate governance practices that they have adopted. This disclosure must be made in accordance with the corporate governance guidelines contained in NP 58-201. NP 58-201 provides guidance on corporate governance practices. Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

Board of Directors

The Board, which is responsible for supervising the management of the business and affairs of Satellos, consists of nine (9) directors, of whom the majority are independent, as such term is defined in NI 58-101 and NI 52-110. The independent directors of the Company include Franklin Berger, Geoff MacKay (Chair), Stephanie Brown, Iris Loew-Friedrich, Selwyn Ho, Mark Nawacki and Adam Mostafa. None of the independent directors will have any direct or indirect material relationship with Satellos (other than securities holdings) which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment. The remainder of the directors of Satellos are not independent as Mr. Gleeson is the President and Chief Executive Officer of Satellos, and Mr. Bloom is co-founder, Chair and CEO of Bloom Burton and Co. Inc., whose affiliate BBSI received a substantial amount of fees from the Company in connection with its role as agent in the 2024 Offering.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, as part of each regularly scheduled Board meeting, the independent directors have an in-camera session, exclusive of non-independent directors and management. The independent directors may meet in the absence of the non-independent directors and management should they so determine in their sole discretion. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

The following table illustrates the attendance record of each director for all Board meetings held for the year ended December 31, 2025.

Director	Attendance
Franklin Berger	6 of 6
Brian Bloom	6 of 6
Stephanie Brown	5 of 6
Iris Loew-Friedrich(2)	3 of 3
Selwyn Ho(2)	3 of 3
Geoff MacKay	6 of 6
Adam Mostafa	6 of 6
Mark Nawacki(1)	1 of 1
Frank Gleeson	6 of 6

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Notes:

(1)	Mark Nawacki joined the Board effective November 14, 2025.

(2)	Iris Loew-Friedrich and Selwyn Ho joined the Board effective June 17, 2025.

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the business and affairs of Satellos. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of Satellos. A copy of the Board Mandate is attached to the Information Circular as Appendix “B”.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair of the Board, which requires that the Chair must be an independent director, and for the Chief Executive Officer. In addition to fulfilling his duties as an individual director, the duties of the Chair of the Board include, among other things, the duty to foster responsible, ethical and effective decision-making, providing overall leadership to the Board, managing the affairs of the Board to ensure the Board functions effectively and operates independently from management, coordinating with management to ensure that appropriate processes are in place to involve the Board in the development and review of the Company’s strategic and business plans, taking reasonable steps to ensure other Board members understand their responsibilities and duties and execute them effectively, calling and scheduling of meetings of the Board, presiding at meetings of the Board and coordinating with management. The Board expects and requires that the primary role of the chair of each committee of the Board is to manage his or her respective committee and ensure that the committee carries out its mandate, as defined under its Charter, effectively. Each committee chair is expected to provide leadership to the committee members and ensure that the committee meets its obligations and responsibilities.

Directorships

As of the date of this Information Circular, the directors of Satellos listed in the table that follows are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction.

Name of Director, Officer or Promoter	Name of Reporting Issuer	Exchange	Position
Brian Bloom	Appili Therapeutics, Inc.	TSX	Director
Franklin M. Berger	Atea Pharmaceuticals Inc.	NASDAQ	Director
	Kezar Life Sciences Inc.	NASDAQ	Director
Iris Loew-Friedrich	Evotec SE	NASDAQ/XETRA	Director and Chair Director
	Fresenius SE & Co. KGaA	Frankfurt/XETRA	Director
	Swedish Orphan Biovitrum AB (Sobi®)	NASDAQ Stockholm	Director
	Zealand Pharma A/S	NASDAQ Copenhagen	Director

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Orientation and Continuing Education

It is the mandate of the Corporate Governance Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of Satellos’ business and their responsibilities and duties as directors.

The orientation and education of new members of the Board is conducted by the Board and by management of Satellos. The orientation provides background information on Satellos’ history, performance and strategic plans. All new directors are provided with copies of Satellos’ Board and committee mandates and policies, Satellos’ by-laws and other reference materials. Prior to joining the Board, each new director is required to meet with the CEO of Satellos. Such officer is then responsible for outlining the business and prospects of Satellos, both positive and negative, with a view to ensuring that the new director is properly informed to commence his or her duties as a director. Each new director is also given the opportunity to meet with the auditors and counsel to Satellos.

In addition, the Board as a whole is also responsible for ensuring that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of Satellos’ business remains current.

Ethical Business Conduct

The Company has adopted a written Code of Ethics (“Code”) which is available through SEDAR+ at www.sedarplus.com. All directors, officers and employees of Satellos are provided with a copy of the Code.

In December 2023, Satellos created the Corporate Governance Committee that is responsible for monitoring compliance with the Code. Satellos has also developed a Whistleblower Policy which provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver from the Code in favour of any director or executive officer of the Company in the financial year ended December 31, 2025.

Conflicts of Interest

The Corporate Governance Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

The Corporate Governance Committee is responsible for identifying nominees to the Board for election as directors. In fulfilling its responsibilities to identify nominees to the Board, the Corporate Governance Committee comes up with the names of individuals it believes represent potentially suitable candidates and also solicits names of other potentially suitable candidates from the other members of the Board and also from management of Satellos. It then looks at the qualifications and qualities of each in light of the needs of the Board and Satellos and bases its recommendation to the Board on this basis. In addition, the Corporate Governance Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis.

The Board has adopted a charter of the Corporate Governance Committee that clearly establishes its purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also provides authority to the Corporate Governance Committee to engage outside advisors, if necessary.

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Compensation

The Board has established a Compensation Committee comprised of independent directors within the meaning of Section 1.4 of NI 52-110. The Board has adopted a charter of the Compensation Committee which clearly establishes the Compensation Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. The charter also gives the Compensation Committee the authority to engage outside advisors, if necessary.

The Compensation Committee is responsible for reviewing and recommending to the Board the levels of compensation of the President and Chief Executive Officer and the officers reporting to the President and Chief Executive Officer, as well as reviewing the objectives of the President and Chief Executive Officer and assessing his performance in respect of such assessment. The Compensation Committee is also responsible for reviewing the adequacy and forms of compensation generally and director compensation as well as the review of the executive compensation disclosure of the Satellos.

The Board believes the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation Committee have experience in the public and private sectors, including substantial experience in the biotechnology industry. By virtue of their experience in senior management positions and directorships and their experience in governance, the Compensation Committee has the depth of knowledge and the diversity of skills necessary to make informed and independent decisions on compensation matters. The current members of the Compensation Committee are Mr. Geoff MacKay (Chair), Mr. Adam Mostafa and Ms. Stephanie Brown. See the section “Matters to be Acted Upon at the Meeting – Election of Directors” for a complete biography for each member of the Compensation Committee, including the skills and experiences relevant to their role on the Compensation Committee.

Term Limits

Satellos has not adopted term limits for the directors of the Board or other mechanisms of Board renewal because the term limits and other mechanisms reduce continuity and experience on the Board, and force valuable, experienced and knowledgeable directors to leave. The Company regularly assesses Board members’ effectiveness and annual elections are considered sufficient.

Other Board Committee

Satellos has no standing committees other than the Audit Committee, Corporate Governance Committee, and the Compensation Committee, each of which is described under “Statement of Corporate Governance Practices” in this Information Circular.

Assessment of Directors, the Board and Board Committees

The Board as a whole will be responsible for assessing, on a regular basis, the structure, composition, effectiveness and contribution of the Board, each committee of the Board and each of the directors.

Diversity Disclosure

The following information is given pursuant to the Disclosure Relating to Diversity requirements under the CBCA.

The Corporate Governance Committee takes diversity, including diversity of experience, perspective, education, race and gender, into consideration as part of its overall recruitment and selection process in respect of the Board and senior management.

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As of the date of this Information Circular, the Company has not adopted a written policy relating to the identification and nomination of directors who are from designated groups (meaning women, Aboriginal peoples, persons with disabilities and members of visible minorities (as each of those are defined in the Employment Equity Act (Canada)) (collectively, the “Designated Groups”). As of the date of this Information Circular, there are four individuals who have self-identified as belonging to a Designated Group, representing 44% of the Board. Two women sit on the Board (22%). The directors who self-identified as being a member of the Designated Groups have furnished this information on a voluntary basis and such responses have not been independently verified by the Company. As of the date of this Information Circular, there are two individuals who have self-identified as belonging to a Designated Group, representing 33% of senior management. The members of senior management who self-identified as being a member of the Designated Groups have furnished this information on a voluntary basis and such responses have not been independently verified by the Company.

The Company has not yet adopted a target for each Designated Group, including women, for directors or senior management but is acutely mindful of the importance and desire to have a diverse workforce. The Company considers candidates based on their qualifications, personal qualities, business background and experience, and status in Designated Groups but does not feel that a written policy or targets would necessarily result in different outcomes at this time in the Company’s evolution. However, as the business of the Company continues to progress, the Board will take into consideration the level of representation of Designated Groups and diversity when nominating potential director nominees. The Board and management will take into account similar considerations in respect of senior management roles.

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APPENDIX B

BOARD MANDATE

(see attached)

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SATELLOS BIOSCIENCE INC.

BOARD MANDATE

INTRODUCTION

The term “Company” herein shall refer to Satellos Bioscience Inc. and the term “Board” shall refer to the Board of Directors of the Company.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

QUALIFICATIONS OF DIRECTORS

A majority of the directors will be “independent.” No director will be deemed independent unless the Board affirmatively determines the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has a material relationship with the Company. The Board will observe all additional criteria for determining director independence pursuant to the rules of any and all securities exchange(s) on which the securities of the Company are listed and posted for trading, and other governing laws and regulations. The Board shall consider and affirmatively determine whether each individual director is independent on an annual basis.

DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The membership of the foregoing committees shall satisfy the independence requirements of applicable securities and exchange legislation and listing requirements (including the independence requirements of any securities exchange(s) on which the securities of the Company are listed and posted for trading and any other applicable law). In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. Each of the standing committees of the Board will have its own charter. The charter will set forth the responsibilities of each committee, procedures of the committee and how the committee will report to the Board.

Directors must fulfill their responsibilities consistent with their fiduciary duty to the Company in compliance with all applicable laws and regulations. Directors will take into consideration the interests of shareholders, employees, the members of communities in which the Company operates, and all other stakeholders in the Company.

In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management

1.	The Board has the responsibility for approving the appointment of the Chief Executive Officer and all other officers of the Company and approving the compensation of the executive officers for whom compensation is required to be individually reported under applicable securities laws (or “named executive officers”), following a review of the recommendations of the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the named executive officers and other executive officers and ensure the named executive officers and other executive officers create a culture of integrity throughout the Company.

2.	The Board has the responsibility for establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer and other named executive officers and monitoring progress against those expectations.

3.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

4.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

5.	The Board will respond to recommendations received from the Corporate Governance Committee and Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

6.	The Board supports the separation of the role of the Chair of the Board from the role of Chief Executive Officer. In the event the Chair of the Board is not independent, the independent directors shall appoint an independent lead director.

7.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

8.	Independent directors will meet in camera as needed. Normally, such meetings will occur at the end of regularly scheduled board meetings.

9.	The Board has the authority to hire independent legal, financial or other advisors as it deems necessary.

Strategic Planning

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

11.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

12.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

13.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

14.	The Board is responsible for:

(a)	adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals or as other special circumstances warrant.

15.	The Board shall be responsible for approving the audited consolidated financial statements; interim consolidated financial statements and the notes and Management’s Discussion and Analysis accompanying such consolidated financial statements.

16.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemption of securities, acquisitions and dispositions of material property, plant and equipment and material capital expenditures.

Risk Management

17.	The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

18.	The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures

19.	The Board is responsible for:

(a)	developing the Company’s approach to corporate governance and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

(b)	approving policies and procedures designed to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

20.	The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

21.	The Board is responsible for monitoring compliance with the Company’s Code of Ethics. Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.

Communications and Reporting

22.	The Board has approved and will revise from time to time as circumstances warrant a Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

23.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with Canadian generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Company’s implementation of systems that accommodate feedback from stakeholders.

Orientation and Continuing Education

24.	The Board is responsible for:

(a)	ensuring all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

(b)	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

Human Resources of Directors

25.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a)	considering what competencies and skills the Board, as a whole, should possess;

(b)	assessing what competencies and skills each existing director possesses;

(c)	assessing what competencies and skills each new nominee will bring to the Board;

(d)	considering the appropriate size of the Board with a view to facilitating effective decision making; and

(e)	considering whether or not each new nominee can devote sufficient time and resource to his or her duties as a board member.

in carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance Committee.

26.	While the Board does not restrict the number of public company boards on which a director may serve, each director should ensure that he or she is able to devote sufficient time and resources to carrying out their duties as a board member effectively. As a general rule, directors are not permitted to join a board of another public company on which two or more other directors of the Company serve.

The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

Board Evaluation

27.	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

28.	The Corporate Governance Committee shall review and reassess the adequacy of this mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Corporate Governance Committee will ensure this mandate or a summary that has been approved by the Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

Adopted on January 30, 2024, last reviewed March 26, 2026.